Form 20-F
period 2018-12-31
United World Holding Group Ltd.
filed 2019-08-20
CIK 1763543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ___________________________ to ___________________________

Commission file number: 333-229310

United World Holding Group Ltd.

(Exact name of Registrant as Specified in its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC

(Address of Principal Executive Offices)

Hong Wang, Chief Executive Officer

Tel: +8610 6524 4432

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Share

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was: 22,354,793 ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

On March 29, 2019, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-229310) (“Form F-1 Registration Statement”) of United World Holding Group Ltd., an exempt company with limited liability organized under the law of British Virgin Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

As required by Rule 15d-2, United World Holding Group Ltd.is hereby filing the certified financial statements of United World Holding Group Ltd. with the SEC under cover of the facing page of an annual report on Form 20-F.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

United World Holding Group Ltd. And Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of United World Holding Group Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2018

Diamond Bar, California

June 26, 2019

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalent	$47,149	$634,855
Accounts receivable, net	178,883	272,027
Accounts receivable - related parties, net	151,612	53,791
Other receivables - related parties	60,828	-
Prepayments and other current assets	4,120,865	21,260

Total current assets	4,559,337	981,933

Property and equipment, net	9,576	6,905

Total assets	$4,568,913	$988,838

LIABILITIES AND EQUITY
Current liabilities
Other payables and accrued liabilities (all balances are included in the consolidated VIE and are without recourse to UWHG)	15,307	7,491
Advance from customer - related parties (all balances are included in the consolidated VIE and are without recourse to UWHG)	581,526	614,753
Taxes payable (all balances are included in the consolidated VIE and are without recourse to UWHG)	37,586	15,027

Total current liabilities	634,419	637,271
Total liabilities	634,419	637,271

Commitments and contingency	-	-

Stockholders’ Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,354,793 and 20,000,000 shares issued and outstanding at December 31, 2018 and 2017	2,235	2,000
Additional paid-in capital	6,576,401	462,077
Subscription receivable	(2,354,793)	-
Retained earnings (Accumulated deficit)	34,784	(125,432)
Accumulated other comprehensive income (loss)	(324,133)	12,922
Total equity	3,934,494	351,567

Total liabilities and equity	$4,568,913	$988,838

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2018	2017

SERVICE REVENUE - third parties	$418,949	$323,552
SERVICE REVENUE - related parties	666,505	81,406
TOTAL REVENUE	1,085,454	404,958

COST OF REVENUE	737,542	281,015

GROSS PROFIT	347,912	123,943

OPERATING EXPENSES:
Selling expense	46,414	53,776
General and administrative expense	141,912	193,442
Total operating expenses	188,326	247,218

INCOME (LOSS) FROM OPERATIONS	159,586	(123,275)

OTHER INCOME (EXPENSE)
Interest income (expenses)	305	86
Other finance expenses	(612)	(202)
Other non-operating income (expense)	956	(302)
Total other income (expense), net	649	(418)

INCOME BEFORE INCOME TAXES	160,235	(123,693)

PROVISION FOR INCOME TAXES	19	-

NET INCOME( LOSS)	160,216	(123,693)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(337,055)	14,847

COMPREHENSIVE INCOME (LOSS)	(176,839)	(108,846)

WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES
Basic and diluted	20,161,287	20,000,000

EARNINGS (LOSS) PER SHARE
Basic and diluted	$0.01	$(0.01)

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
			Additional			other
	Ordinary shares		paid-in	Subscription	Retained	comprehensive
	Shares	Amount	capital	receivable	earnings	income (loss)	Total
Balance, December 31, 2016	20,000,000	2,000	-		(1,739)	(1,925)	(1,664)
Registered capital contribution			462,077				462,077
Net income					(123,693)		(123,693)
Foreign currency translation adjustments						14,847	14,847
Balance, December 31, 2017	20,000,000	$2,000	$462,077	$-	$(125,432)	$12,922	$351,567
Registered capital contribution			3,759,766	-			3,759,766
Shares sold for cash	2,354,793	235	2,354,558	(2,354,793)			-
Net income					160,216		160,216
Foreign currency translation adjustments						(337,055)	(337,055)
Balance, December 31, 2018	22,354,793	$2,235	$6,576,401	$(2,354,793)	$34,784	$(324,133)	$3,934,494

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$160,216	$(123,693)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	2,644	2,347
Change in operating assets and liabilities
Accounts receivable	81,504	(272,027)
Accounts receivable - related parties	(104,664)	(53,791)
Other receivables - related parties	(63,204)
Prepayments and other current assets	(4,260,708)	(15,051)
Other payables and accrued liabilities	8,542	(1,820)
Income taxes payable	24,284	15,027
Net cash used in operating activities	(4,151,386)	(449,008)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(6,042)	(6,905)
Net cash provided by (used in) investing activities	(6,042)	(6,905)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	3,582,420	464,078
Advance from customer - related party	-	614,751
Net cash provided by financing activities	3,582,420	1,078,829

EFFECT OF EXCHANGE RATE ON CASH	(12,698)	10,498

CHANGES IN CASH	(587,706)	633,415

CASH AND CASH EQUIVALENT, beginning of year	634,855	1,440

CASH AND CASH EQUIVALENT, end of year	$47,149	$634,855

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Note 1 - Nature of business and organization

United World Holding Group Ltd (“United World BVI”) is a holding company incorporated on July 5, 2018, under the laws of the British Virgin Islands. United World BVI through its subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Company”) is principally engaged in event organizing and bed and breakfast (“B&B”) inns businesses in the People’s Republic of China (the “PRC” or “China”).

Details of United World BVI’s subsidiaries/VIEs are summarized as follows:

Name	Principle of business	Country of incorporation	Date of incorporation	Ownership
United World (Hong Kong) Holding Group Limited (“United World HK”)	Holding company	Hong Kong	August 7, 2018	100%

Yunnan United World Enterprise Management Company Limited (“United World WFOE”)	Holding company and deemed a wholly foreign owned enterprise (“WFOE”)	PRC	September 13, 2018	100%

United Culture Exchange (Beijing) Company Limited (“United Culture”)	Conferences and event organizing and B&B inns	PRC	October 31, 2016	VIE by contractual arrangements

The Company develops and operates its business through United Culture. Starting in June 2017, United Culture began generating revenue from organizing conferences and events for customers. United Culture is the predecessor of United World BVI and operates all of the business of United World BVI prior to a restructuring (the “Restructuring”).

Restructuring

United World BVI was set up on July 5, 2018 by the Controlling Shareholder. On August 7, 2018, United World BVI established its wholly owned subsidiary, United World HK. On September 13, 2018, United World HK established its wholly-owned subsidiary, United World WFOE.

On December 5, 2018, United World WFOE entered into a series of contractual agreements (“Contractual Agreements”) with United Culture (See Contractual Arrangements below for details of the contract terms), thereafter United World WFOE qualifies as the primary beneficial owner of United Culture (See Note 3).

As result of the restructuring, United World HK, United World WFOE and the PRC operating company, United Culture, became subsidiaries or VIE of United World BVI.

Immediately before and after the restructuring completed on December 5, 2018 as described above, Mr. Hong Wang and his spouse controlled the United World BVI and its subsidiaries and PRC Operating Company; therefore, the restructuring was effectively a legal recapitalization accounted for as transactions between entities under common control at historical cost basis, in a manner similar to pooling-of-interest accounting. The effect of the restructuring was applied retroactively to all the periods presented in the consolidated financial statements as if the current structure existed since inception.

Contractual Arrangements

The following is a summary of the currently effective contractual arrangements by and between our wholly-owned subsidiary, United World WFOE, and our consolidated variable interest entity, United Culture.

Agreements that Provide United World WFOE Effective Control over the VIE

Equity Pledge Agreements

Pursuant to the equity pledge agreements, the shareholders who collectively owned all of United Culture pledge all of the equity interests in United Culture to United World WFOE as collateral to secure the obligations of United Culture under the exclusive consulting services and operating agreement. These shareholders may not transferor assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize United World WFOE’s interests, without United World WFOE’s prior approval. In the event of default, United World WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments from the auction or sale of whole or part of the pledged equity interests of United Culture. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, the shareholders of United Culture give United World WFOE an irrevocable proxy to act on their behalf on all matters pertaining to United Culture and to exercise all of their rights as shareholders of United Culture, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in United Culture. In consideration of such granted rights, United World WFOE agrees to provide the necessary financial support to United Culture whether or not United Culture incurs loss, and agrees not to request repayment if United Culture is unable to do so. The agreements shall remain in effect for 30 years until December 4, 2048.

Agreement that Allows United World WFOE to Receive Economic Benefits and Absorb Losses from the VIE

Consultation and Services Agreement

Pursuant to the consultation and services agreement between United World WFOE and United Culture, United World WFOE is engaged as exclusive provider of management consulting services to United Culture. For such services, United Culture agrees to pay service fees based on all of its net incomes to United World WFOE, or United World WFOE has obligation to absorb all of the losses of United Culture.

The consultation and services agreement remains in effect for 30 years until December 4, 2048. The agreement can be extended only if United World WFOE gives its written consent of extension of the agreement before its expiration, and United Culture may then extend without reservation.

Agreement that Provides United World WFOE with the Option to Purchase the Equity Interest in the VIE

Equity Option Agreements

Pursuant to the equity option agreements among United World WFOE, United Culture and all shareholders of United Culture. United Culture’s shareholders jointly and severally grant United World WFOE an option to purchase their equity interests in United Culture. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of United Culture, these shareholders of United Culture are required to immediately return any amount in excess of the registered capital to United World WFOE or its designee. United World WFOE may exercise such option at any time until it has acquired all equity interests of United Culture, and may transfer the option to any third party. The agreements will terminate on the date on which all of these shareholders’ equity interests of United Culture have been transferred to United World WFOE or its designee.

As a result of the foregoing Contractual Arrangements, which give United World WFOE effective control of United Culture, United Culture obligates United World WFOE to absorb all of the losses from its activities, and enable United World WFOE to receive all of its expected residual returns, United World BVI accounts for the PRC operating company as a VIE. Additionally, as the parent company of United World WFOE, United World BVI is considered the primary beneficiary of the PRC operating company. Accordingly, United World BVI consolidates the accounts of the PRC operating company for the periods presented.

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company’s fiscal year end date is December 31.

Principles of consolidation

The consolidated financial statements include the accounts of United World BVI, its subsidiaries, and the VIE. All intercompany transactions and balances between United World BVI, its subsidiaries and the VIE are eliminated upon consolidation. United World BVI, United World HK, and United World WFOE had no operations through December 31, 2018.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include fair value of assets and liabilities, the useful lives of property and equipment, collectability of receivables, and realization of deferred tax assets. Actual results could differ from these estimates.

Foreign currency translation and transactions

The reporting currency of United World BVI is the U.S. dollar (USD). United World BVI uses USD as its functional currency. United World BVI’s subsidiaries and the VIE in China and Hong Kong use the local currency, Renminbi (“RMB”) and Hong Kong dollar (“HKD”), as their functional currency, respectively. Assets and liabilities are translated at the current exchange rate as quoted by the People’s Bank of China (the “PBOC”) at the end of the period. Income and expense accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss) in the statement of changes in equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts, with the exception of equity, on December 31, 2018 and 2017 were translated at 6.8785 RMB and 6.5067 RMB to $1.00, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to statements of operations and comprehensive income (loss) accounts for the years ended December 31, 2018 and 2017 were 6.6199 RMB and 6.7563 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods and, therefore, amounts reported on the statement of cash flows would not necessarily agree with changes in the corresponding balances on the consolidated balance sheet. The transactions dominated in HKD are immaterial.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks within the PRC. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

During the normal course of business, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable based on assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Bad debts are written off against the allowance after all collection efforts have ceased. As of December 31, 2018 and 2017, the Company recorded no allowance for bad debts. The average collection term for accounts receivable was three to twelve months.

Property and equipment

Property and equipment are stated at historical cost. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the useful lives of the assets are as follows:

Useful Life
Office equipment and furniture	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment for long-lived assets

Long-lived assets, including, property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

As of December 31, 2018 and 2017, management believes no impairment charge is necessary.

Fair value measurement

The Company adopted ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for determining the assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from independent appraiser.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. As of December 31, 2018 and 2017, there are no assets or liabilities that are measured and reported at fair value on a recurring basis.

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, other payable and accrued liabilities, advance from related parties, and taxes payable. The Company considers the carrying amount of short-term financial instrument to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

Revenue recognition

The Company’s revenue is primarily generated from organizing conferences and events.

Before 2018, the Company followed ASC 605 and recognized revenue based on revenue recognition criteria as below:

1)	persuasive evidence of an arrangement exists,

2)	transfer of title has occurred or services have been rendered,

3)	the selling price is fixed or determinable and

4)	collectability is reasonably assured.

The Company adopted Accounting Standards Codification (“ASC”) 606 in the first quarter of 2018 using the modified retrospective approach. ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by performing the following five steps analysis:

Step 1: Identify the contract

Step 2: Identify the performance obligations

Step 3: Determine the transaction price

Step 4: Allocate the transaction price

Step 5: Recognize revenue

Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there were no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

The PRC operating companies were subject to value added tax (VAT) and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 3%. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Revenue is recognized net of VAT in the consolidated statement of operations. As of December 31, 2018 and 2017, the VAT payable was $37,534 and $12,901, respectively.

Cost of revenue

Cost of revenue for conference and events mainly consist of rental cost, enhancements on the location where the events are held, traveling expense, labor cost, lodging cost, etc.

Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as non-current based on their characteristics.

The Company accounts for uncertainty in income taxes and the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues and tax evasion, the statute of limitation is ten years and twenty years, respectively. The tax returns of the Company’s subsidiary and the PRC Operating Companies are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2018 and 2017, respectively.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

Earnings (losses) per share

Basic earnings (losses) per share are computed by dividing net income (losses) attributable to holders of common stock by the weighted average number of common stock outstanding during the year. Diluted earnings (losses) per share reflect the potential dilution that could occur if securities to issue common stock were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings (losses) per share by application of the treasury stock method. Dilutive equivalent shares are excluded from the calculation in loss periods, as their effects would be anti-dilutive.

There were no potentially dilutive securities outstanding as of December 31, 2018 and 2017, respectively.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. The Company presents items of net income (loss) and other comprehensive income (loss) in one continuous statement, the Consolidated Statements of Operations and Comprehensive income (loss). The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Defined contribution plan

The full-time employees of the PRC Operating Companies are entitled to staff welfare benefits including medical care, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $11,903 and $8,841 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the accrued contribution was $917 and $774, respectively.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to fiscal years beginning after December 31, 2017, and interim periods within those fiscal years, with early adoption permitted for reporting periods beginning after December 15, 2016. Subsequently, the FASB issued ASUs in 2016 containing implementation guidance related to ASU 2014-09, including: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which is intended to clarify two aspects of Topic 606: identifying performance obligations and licensing implementation guidance; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which contains certain provisions and practical expedients in response to identified implementation issues; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which is intended to clarify the Codification or to correct unintended application of guidance. ASU 2014-09 allows for either full retrospective or modified retrospective adoption. The Company adopted ASU 2014-09 and the related ASUs on January 1, 2018 using the modified retrospective method, which did not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-10, “Codification Improvements to Topic 842, Leases” and ASU 2018-11, “Leases (Topic 842): Targeted Improvements.” The new standard establishes a right-of-use model that requires a lessee to recognize a right-of-use (“ROU”) asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. This standard is effective for public business entities for annual periods beginning after December 15, 2018 and for other entities for annual periods after December 15, 2019. The Company will adopt this new standard on January 1, 2019 using the modified retrospective transition method and will use the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The new standard provides a number of optional practical expedients in transition. The Company will elect the “package of practical expedients,” which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company is evaluating if the adoption of the standard will have any material impact on the Company’s financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 - Variable interest entities

On December 5, 2018, United World WFOE entered into the Contractual Arrangements with United Culture. The significant terms of the Contractual Arrangements are summarized in “Note 1 -Nature of business and organization”. As a result of the Contractual Arrangements, the Company classifies United Culture as a VIE.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. United World WFOE is deemed to have a controlling financial interest and be the primary beneficiary of United Culture, the PRC operating company, because it has both of the following characteristics:

(1)	The power to direct activities at VIE that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, the operating company that could potentially be significant to such entity.

The Company concludes it maintains the power criterion since United World BVI directs the activities that impact the underlying economics of the VIE. One example of such an activity is that United World BVI’s officers, which is composed of senior employees across United World BVI’s departments, is responsible for monitoring performance and allocating resources and capital to VIE. Further, since United World BVI maintains a priority earnings position in the VIE and has the ability and obligation to absorb the losses of the VIE, United World BVI also meets the losses/benefits criterion.

The Contractual Arrangements are designed so that the VIE operates for the benefit of United World WFOE and ultimately, United World BVI. Accordingly, the accounts of VIE are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s financial statements.

The Contractual Arrangements may not be as effective in providing the United World BVI with control over the VIE as direct ownership. Due to its VIE structure, United World BVI has to rely on contractual rights to effect control and management of the VIE, which exposes it to the risk of potential breach of contract by the shareholders of the VIE for a number of reasons. For example, their interests as shareholders of the VIE and the interests of United World BVI may conflict and United World BVI may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, United World BVI may have to rely on legal or arbitral proceedings to enforce its contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost substantial financial and other resources, and result in a disruption of its business, and United World BVI cannot assure that the outcome will be in its favor. Apart from the above risks, there are no significant judgments or assumptions regarding enforceability of the contracts.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States of America. As a result, uncertainties in the PRC legal system could further limit United World BVI’s ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event United World BVI is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIE, and its ability to conduct its business may be materially and adversely affected.

The assets of the VIE can be used only to settle obligations of the VIE. Liabilities recognized as a result of consolidating the VIE do not represent additional claims on United World BVI’s general assets; rather, they represent claims against the specific assets of the VIE.

The carrying amount of the VIE’s assets and liabilities are as follows for the periods indicated:

	December 31, 2018	December 31, 2017
Total assets	$4,568,913	$988,838
Total liabilities	$634,419	$637,271

The operating results of the VIE are as follows for periods indicated:

	2018	2017
Revenue	$1,085,454	$404,958
Net profit (loss)	$160,216	$(123,693)

Note 4 - Accounts receivable, net

Accounts receivable, net consisted of the following as of the date indicated:

	December 31, 2018	December 31, 2017
Accounts receivable	$178,883	$272,027
Accounts receivable - related parties	$151,612	$53,791
Less: allowance for doubtful accounts	$-	$-
Total accounts receivable, net	$330,495	$325,818

Bad debt expenses were $0 for the years ended December 31, 2018 and 2017, respectively.

Note 5– Prepayments and other current assets

Prepayments and other current assets consisted of the following as of the date indicated:

	December 31, 2018	December 31, 2017
Deposit	$3,482	$3,681
Prepaid event costs	$2,784,295	$-
Prepaid investment	$825,834	$-
Prepaid software development fees	$436,142	$-
Prepaid expenses	$71,112	$17,579
Total	$4,120,865	$21,260

Prepaid event costs consisted of payments made during planning stage and deposits to secure rooms and spaces for events and conferences. The event costs will be expensed upon performance of services and the excess amounts will be refunded.

Prepaid investment was advance payments for investments in equity ownerships of up to 40% in three companies. As of the date of this report, the Company has been working on finalizing the terms on the investments.

Prepaid software development fees were made to an unrelated party, Hanwen Technology Co., Ltd. for development of a soft media platform and app. As of the date of this report, the development has not been completed.

Prepaid expenses primarily consisted of prepayment made for services.

Note 6 – Property and equipment, net

Property and equipment consisted of the following as of the date indicated:

	December 31, 2018	December 31, 2017
Office equipment and furniture	$14,567	$9,252
Less: accumulated depreciation	$(4,991)	$(2,347)
Plant and equipment, net	$9,576	$6,905

Depreciation expenses were $2,644 and $2,347 for the years ended December 31, 2018 and 2017, respectively.

Note 7 - Related party transactions

The following is the list of the related parties to which the Company has transactions with:

(a) Jiangsu United RV-Sharing Management Co., Ltd. (“JURV”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 22.55% equity interest.

(b) Xuete (Shanghai) Network Technology Co., Ltd. (“Xuete”), the entity in which the Company’s majority shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 61.33% equity interest.

(c) Sandushuizun County Sanshui Yijia Travel Services Co., Ltd. (“Sanshui Yijia”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(d) Beijing Xuete Northern Medical Biotechnology Co., Ltd. (“Beijing Xuete”), the entity in which the Company’s majority shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 36.80% equity interest.

(e) Shenzhen Boruiju Culture Media Co., Ltd. (“Shenzhen Boruiju”) (previously named Shenzhen United Netgame Culture Media Co., Ltd. (“Shenzhen United Netgame”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 64.4% equity interest.

(f) Dongguan Artist Network Technology Co., Ltd. (“Dongguan Artist Network”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 54% equity interest.

(g) Hangzhou Guanding Education Information Consulting Co., Ltd. (“Hangzhou Guanding”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 48.68% equity interest

(h) Hangzhou Jituji Digital Technology Co., Ltd. (“Hangzhou Jituji”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 61.52% equity interest.

(i) Shenzhen Qianhai Wanshangbao Technology Co., Ltd. (“Wanshangbao”), the entity in which the Company’s majority shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 33% equity interest.

(j) Ruihui Zheng, a minority shareholder of the Company.

(k) Jun Shen, a minority shareholder of the Company.

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2018	December 31, 2017
(a) JURV	$-	$53,791
(d) Beijing Xuete	$34,310	$-
(e) Shenzhen Boruiju	$35,889	$-
(f) Dongguan Artist Network	$21,807	$-
(g) Hangzhou Guanding	$21,807	$-
(h) Hangzhou Jituji	$37,799	$-

Total	$151,612	$53,791

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2018 and 2017. For the years ended December 31, 2018 and 2017, the Company recognized revenues of $666,505 and $81,406, respectively, from related parties.

Other receivables - related parties

Other receivable from related parties consisted of advance payment of $60,828 to Jun Shen, a minority shareholder of the Company, for office relocation registration, moving expenses, rental expenses, etc. In the first quarter of 2019, the payment was expensed upon completion of the relocation.

Advance from customer - related parties

Advance from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2018	December 31, 2017
(c) Sanshui Yijia	$581,526	$614,753
Total	$581,526	$614,753

Advance from Sanshui Yijia was resulted from a service agreement entered on October 1, 2017. Pursuant to the agreement, United Culture shall provide marketing and promotion services for Sanshui Yijia for a term of five years. United Culture shall also provide data base for development of an e-commerce app. Upon signing of the agreement, Sanshui Yijia paid $581,526 (RMB 4.0 million) as advance payment. As of the date of this report, United Culture had not completed performing the services.

Note 8 - Income Taxes

British Virgin Islands

United World BVI is incorporated in the British Virgin Islands and conducts all of its businesses through its PRC subsidiary and VIE. Under the current laws of the British Virgin Islands, United World BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

United World HK is incorporated in the Hong Kong and conducts all of its businesses through its PRC subsidiary and VIE. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, United World HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

United World WFOE and the VIE are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments

Under the EIT Laws, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The EIT Laws also provide that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. No detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company and its Hong Kong subsidiary are deemed as PRC tax residents, it would be subject to PRC tax under the EIT Law. The Company has analyzed the applicability of this law, and for each of the periods presented, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation and/or guidance of this law.

The Company’s PRC Operating Companies have an aggregate net operating loss carry forward available amounting to $125,430 to offset future taxable income of the individual subsidiaries.

Uncertain tax positions

There were no unrecognized tax benefits as of December 31, 2018 and 2017, respectively. Management does not anticipate any potential future adjustments in the next twelve months, which would result in a material change to its tax positions. For periods presented, the Company did not incur any interest and penalties.

Note 9– Equity

Common Stock

United World Holding Group Ltd (“United World BVI”) is a holding company incorporated on July 5, 2018, under the laws of the British Virgin Islands. The authorized number of common stock is 500 million shares with a par value of $0.0001 per share. In July and August 2018, United World BVI issued total of 20 million shares of common stock to Mr. Hong Wang and his spouse, Chunxue Zhou for a total consideration of $2,000. Immediately before and after the restructuring completed on December 5, 2018 as described above, Mr. Hong Wang and his spouse controlled the United World BVI and its subsidiaries and PRC Operating Company; therefore, the restructuring was effectively a legal recapitalization accounted for as transactions between entities under common control at historical cost basis, in a manner similar to pooling-of-interest accounting. The effect of the restructuring was applied retroactively to all the periods presented in the consolidated financial statements as if the current structure existed since inception.

On December 7, 2018, through a Regulation S offering, the Company sold a total of 2,354,793 ordinary shares to 58 shareholders, at a price of $1.00 per share for an aggregate purchase price amount of $2,354,793. As of December 31, 2018, the subscribed amount of $2,354,793 was recorded as subscription receivable. The shares sold were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S. As of the date of this report, none of our outstanding ordinary shares are held by record holders in the United States.

As of December 31, 2018 and 2017, the numbers of issued and outstanding shares of common stock were 22,354,793 and 20,000,000, respectively.

Restricted net assets

The registered capital of the VIE was RMB 23 million (approximately $3.6 million), which was fully paid in during the period ended June 30, 2018. As of December 31, 2018 and 2017, the VIE’s total paid in capital was $4,221,843 and $462,077, respectively.

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by United World WFOE and the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of United World WFOE and the VIE in accordance with the PRC statutory laws and regulation.

Each of the PRC Operating Companies is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, United World WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2018 and 2017, the PRC Operating Companies did not have any appropriation of retained earnings for their statutory reserves.

As a result of the foregoing restrictions, PRC Operating Companies are restricted in their ability to transfer their net assets to United World BVI. Foreign exchange and other regulation in the PRC may further restrict the PRC Operating Companies from transferring funds to United World BVI in the form of dividends, loans and advances. As of December 31, 2018 and 2017, amounts restricted are the net assets of the PRC Operating Companies, which amounted to $3,934,494 and $351,567, respectively.

Note 10 - Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

As of December 31, 2018 and 2017, $47,149 and $634,855 were deposited with various major financial institutions located in the PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the years ended December 31, 2018 and 2017, three and six customers accounted for 47% and 85% of the Company’s total revenues. Revenues from related parties accounted for 54% and 20% of the total revenues for the years ended December 31, 2018 and 2017.

For the years ended December 31, 2018 and 2017, one and three suppliers accounted for 38% and 72% of the Company’s total purchases.

Note 11- Commitments and contingencies

Lease commitment

The Company has entered into a lease agreement for office with a lease period ranging from January 10, 2019 to January 9, 2022. The Company’s commitments for minimum lease payments under this operating lease as of December 31, 2018 for the next three years are as follows:

Minimum lease payment

Year ending December 31, 2019	$67,179
Year ending December 31, 2020	67,179
Year ending December 31, 2021	67,179
Total	$201,537

Rent expenses for the years ended December 31, 2018 and 2017 were $16,356 and $17,096, respectively.

Contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Note 12 - Subsequent events

Private placement financing

In March 2019, the subscription receivable of $2,354,793 resulted from a Regulation S offering on December 7, 2018 has been fully collected from the shareholders.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United World Holding Group Ltd.,

By:	/s/ Hong Wang
Name:	Hong Wang
Title:	Chief Executive Officer, Chief Financial Officer and Sole Director (Principal Executive Officer and Principal Accounting and Financial Officer)

Dated:	August 20, 2019

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document