Form 20-F
period 2019-12-31
United World Holding Group Ltd.
filed 2020-07-29
CIK 1763543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number No. 333-229310

United World Holding Group Ltd.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o United Culture Exchange (Beijing) Co., Ltd.

48 Guang’an Men South Street

Building No. 1, Suite 4008

Xichen District, Beijing, PRC 100054

(Address of principal executive offices)

Lilly Alexandria Lee

4540 Center Boulevard, Suite 3111,

Long Island City, NY 11109

(917) 828-1567

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 22,354,793 ordinary shares as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

i

Reliance on Securities and Exchange Commission Order

United World Holding Group Ltd. is filing this Annual Report on Form 20-F (the “Annual Report”) for fiscal year ended December 31, 2019 pursuant to the Securities and Exchange Commission (the “SEC”) Order dated March 4, 2020 (Release No. 34-88318), as modified on March 25, 2020 (Release No. 34-88465) (the “Order”) to delay the filing of the Annual Report due to circumstances related to the coronavirus pandemic (“COVID-19”). On April 30, 2020, the Company furnished a Current Report on Form 6-K stating that it is relying on the Order to delay the filing of the Report by up to 45 days due to circumstances related to the COVID-19 pandemic. The Company followed the restrictive measures implemented in China, by suspending operation and having employees work remotely during February and March 2020. The Company gradually resumed operation starting in April 2020. Such restrictive measures caused a delay in the entry time of the on-site audit by the Company’s independent public accountant and consequently a delay in the preparation, audit and completion of the Company’s financial statements for the Annual Report. As a result, the Company was unable to timely file the Annual Report without the extension provided for by the Order.

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “United World” refer to:

●	United World Holding Group Ltd. (“United World BVI” when individually referenced) (also referred to as 众联沃德控股有限公司 in China), a British Virgin Islands company;

●	United World (Hong Kong) Holding Group Limited (“United World HK”) (also referred to as 众联沃德（香港）控股集团有限公司 in China), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of United World BVI;

●	Yunnan United World Enterprise Management Co., Ltd. (“United World WFOE”) (also referred to as 云南众联沃德企业管理有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of United World HK;

●	United Culture Exchange (Beijing) Co., Ltd. (“United Culture”) (also referred to as 众联住我家数字文化发展（北京）有限公司 in China), a company formed under the laws of PRC and a variable interest entity (“VIE”) contractually controlled by United World WFOE;

●	United World WFOE and United Culture are collectively referred to as the “PRC entities.”

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are United States dollars. The exchange rates in effect as of December 31, 2019, 2018 and 2017 were US $1.00 for RMB 6.9632, RMB 6.8785, and RMB 6.5067, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable.

ii

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2019, 2018, and 2017 and the selected consolidated balance sheets data as of December 31, 2019, 2018, and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

	For the Years Ended December 31,
	2019	2018	2017
Statement of operation data:
Total revenue	$919,172	$1,085,454	$404,958
Gross profit (loss)	$(241,010)	$347,912	$123,943
Operating expenses	$(1,947,734)	$(188,326)	$(247,218)
Income (loss) from operations	$(2,188,744)	$159,586	$(123,275)
Total other income (expenses), net	$(646,007)	$649	$(418)
Provision for income taxes (benefits)	$-	$19	$-
Net income (loss)	$(2,834,751)	$160,216	$(123,693)

Weighted average Ordinary Shares outstanding	22,354,793	20,161,287	20,000,000
Earnings (loss) per share	$(0.13)	$0.01	$(0.01)

Balance sheet data:
Current assets	$3,481,933	$4,559,337	$981,933
Total assets	$3,626,324	$4,568,913	$988,838
Current liabilities	$154,750	$634,419	$637,271
Total liabilities	$217,897	$634,419	$637,271
Total equity	$3,408,427	$3,934,494	$351,567

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

We are susceptible to general economic conditions, natural catastrophic events and public health crises, and travel restrictions, quarantines, and changes in consumer behavior as a result thereof could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact event planning and hotel industry. Deterioration in economic conditions could cause decreases in business volume and reduce and/or negatively impact our short-term ability to grow revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Furthermore, our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises such as disease outbreaks, epidemics, or pandemics in China, which is our primary markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions, disruption and shutdown of businesses. We may experience impacts from quarantines, market downturns and changes in customer behavior related to pandemic fears and impacts on our workforce if the virus becomes widespread in any of our markets. We provide event planning and lodging services to our customers, including business conferences, wedding planning and other cultural events. This industry is particularly vulnerable to any pandemic event. One or more of our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our operation revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Our limited operating history makes evaluating our business difficult.

We launched our business in October 2016, secured the first event planning contract in January 2017, and started generating revenue in June of the same year. Thus, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that we may not be able to:

●	restore and maintain profitability;

●	acquire and retain customers;

●	attract, train, motivate and retain qualified personnel;

●	keep up with evolving industry standards and market developments;

●	successfully implement our marketing and growth strategies;

●	respond to competitive market conditions;

●	maintain adequate control of our expenses; or

●	manage our relationships with our suppliers and customers.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We have incurred losses in the past and may incur losses in the future.

While we generated $919,172 in revenue and incurred a net loss of $2,834,751 for the fiscal year ended December 31, 2019, we produced a net income of $160,216 and incurred a net loss of $123,693 during the years ended December 31, 2018 and 2017, respectively. If our costs increase as we start expanding our business and operations, we may continue to incur losses in the future.

Our possible lack of internal controls over financial reporting may affect the market for and price of our ordinary shares.

Our disclosure and internal controls over financial reporting may not be effective. We may not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records, and instituting business practices that meet Western standards. We may have made and may in the future make mistakes in the financial statements that are included or will be included in our public filings, such as a registration statement, due to lack of internal controls over financial reporting.

Our business is sensitive to economic crises. A severe or prolonged downturn in the Chinese economy could cause a sharp reduction of expenditure on our event planning and B&B Inns, and therefore materially and adversely affect our revenues and results of operations.

The 2015 economic recession in China has been challenging. Uncertainty in credit availability, rising unemployment and slow recovery from sluggish corporate operating and earning performance have continued in 2016 and 2017. Capital market volatility remains at high levels, as a result of investors’ continued concerns about the systemic impact of potential long-term and wide-spread slowdown, the availability and cost of credit, and the housing and mortgage markets. Although there have been signs of recovery, there are still uncertainties regarding the economic conditions and the demand for event planning and lodging service in our targeted markets in China. Such uncertainties may adversely impact our results of operations.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Hong Wang, our CEO and CFO, who is responsible for the development and implementation of our business plans. The loss of the service of Hong Wang for any reason could significantly and adversely impact our business and results of operations. Competition for senior management in the PRC is intense and the pool of qualified candidates is limited. We cannot assure you that the services of our senior executive and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

The event planning industry and hospitality industry in China are highly competitive and growing rapidly in the past few years; if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The event planning industry in China has been developing rapidly and become very competitive in recent years. As it is relatively easy to enter the market, there are many event planners providing service of various qualities across China. Competition is mainly based on rates, brand recognition, turnaround time, quality of venue and service levels. Our business and individual customers may change their budgets and preferences and choose event planners that offer lower rates or have access to venues and facilities that we do not have access to, which may have an adverse effect on our competitive position, results of operations and financial condition.

The hospitality industry in China is also intensively competitive. We are competing not only with hotels, resorts, but also with a growing number of B&B inns where the competition is mainly based on location, room rates, entertainment facilities, brand recognition, the quality of accommodations and service levels. According to the 2017 B&B Industry Development Research Report published by the China Tourism Association, there are approximately 200,000 B&B inns in China, an increase of more than 300% from 2016. Our typical business customers and leisure travelers may change their travel, spending and consumption patterns and choose hotels or B&B inns in different segments. New and existing competitors may offer more competitive rates, more comprehensive accommodation packages, greater convenience and services, or superior facilities, which could result in a decrease in occupancy and average daily rates of our B&B inns. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in the locations where we plan to operate the B&B inns.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome (“SARS”), or other epidemics. During such epidemic outbreak, China adopted certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected the performance of the tourism and hospitality industries during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

If we are unable to access funds to maintain our B&B inns condition and appearance as planned, the attractiveness of our B&B inns and our reputation could suffer and our occupancy rates may decline.

In order to maintain outstanding condition and appearance of our B&B inns, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment, will be required. Such investments and expenditures require ongoing funding and, to the extent we cannot fund these expenditures from our existing cash or cash flow generated from operations, we must borrow or raise capital through financing. We may not be able to access capital or willing to spend available capital when other higher prioritized projects require the investment. If we fail to make investments necessary to maintain or improve the properties that we operate, our B&B inns’ attractiveness and reputation could deteriorate; we could lose our market share to our competitors and our B&B inns occupancy rates and revenues generated per available room (“Rev PAR”) may decline.

We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.

Our B&B inns are subject to various compliance and operational requirements under the PRC laws and regulations, some of which are still evolving and are subject to change. See “Regulation — Regulations on Hotel Operation.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. If we were not in full compliance with any of the applicable requirements, such as environmental, health and safety laws, we might be subject to potentially significant monetary damages and fines or the suspension of operations and development activities.

The growth of third-party online and other hotel reservation intermediaries may adversely affect our margins and profitability.

As our B&B rooms can also be booked through our cooperating travel agencies or third-party online reservation intermediaries whom we have profit sharing arrangements with or pay commissions to, if the reservation volume of any travel intermediary becomes substantial, it may be on a better bargaining position to negotiate a higher profit percentage or commission, or other significant concession from us. As a result, the growth and importance of these travel intermediaries may adversely affect our ability to control the supply and cost of our B&B business, which would in turn adversely affect our margins and profitability.

The legal rights of us to use certain leased properties could be challenged by property owners or other third parties, which could prevent us from operating the affected B&B inns or increase the costs associated with operating these B&B inns.

For all of our leased-and-operated B&B inns, we do not hold property ownership with respect to the premises under which those B&B inns are operated. Instead, we rely on leases or contracted management arrangements with the property owners. Our general practice requires us to examine the title certificates of the property owners as part of our due diligence before entering into a lease or a management agreement with them. If we fail to identify encumbrance on the titles, our leases of such properties may be challenged or even invalidated by government authority or relevant dispute resolution institution. As a result, the development or operations of our B&B inns on such properties could be adversely affected.

In addition, we are subject to the risks of other potential disputes with property owners and to the forced closure of B&B inns. Such disputes and forced closures, whether resolved in the favor of us, may divert our management attention, harm our reputation, or otherwise disrupt and adversely affect our business.

Our employment practices may be adversely impacted under the labor law of the PRC.

The PRC National People’s Congress promulgated the labor law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor law on September 18, 2008. The labor law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving. Consequently, our employment practices may violate the labor law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

In accordance with the PRC Social Insurance Law, the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing fund, or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.

Under the Regulations on the Administration of Housing Fund, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both companies and their employees are required to contribute to the housing funds. According to Regulations on Management of Housing Fund issued in 2016 by the Beijing Housing Provident Fund Management Committee (the “Beijing Regulation”), the following entities are required to establish housing fund account for their employees: (i) State government, (ii) State-owned enterprises, town/township collective enterprises, foreign-investment enterprises, town/township private enterprises and other town/township enterprises, (iii) institutions, (iv) non-enterprise private entities, and (v) social organization. All other entities can establish housing fund account on a voluntary basis. Our company is not one of the entities required by Beijing Regulation to establish housing fund. As of the date of this report, we have not made contributions to the housing funds. If we are subject to investigations related to possible non-compliance with housing fund regulations and are imposed penalties or incur legal fees in connection with housing fund disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We rely on a limited number of suppliers for our event planning and B&B business.

We rely on a limited number of suppliers for our event planning and B&B business, and we may not be able to find replacements or immediately transition to alternative suppliers should we need to do so. When industry supply is constrained, our suppliers may allocate resources away from us and to our competitors. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with United Culture and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE constituted all of our revenues in 2019, 2018 and 2017.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which, in turn, could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the PRC laws and arbitration, litigation or other legal proceedings, and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC, and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief and claiming damages, which, we cannot assure, will be effective under the PRC laws. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the equity pledges according to the contractual arrangements may be impaired. If these disputes or proceedings are to impair our control over our VIE, we may not be able to continue to consolidate our VIE’s financial results, which would result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws, and any disputes would be resolved in accordance with the PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements and suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by our VIE.

As part of our contractual arrangements with our VIE, our VIE holds certain assets, licenses and permits that are material to our business operations. The contractual arrangements contain terms that specifically obligate our VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of China could have a material and adverse effect on the overall economic growth of China, which could adversely affect our competitive position.

Although the Chinese economy is no longer a planned economy, it still differs from the economies of most developed countries in many respects, including the level of governmental involvement, growth rate and control of foreign exchange rates. For instance, the Chinese government exercises significant control over its economic growth through direct allocation of resources, establishment of monetary policy, control of incurrence and payment of foreign currency-denominated obligations, and provision of preferential treatment to particular industries. We operate our business in China. Accordingly, our business, results of operations, financial condition and prospects are subject to political, legal and economic developments in China. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China, including the hospitality industry in which we operate.

While the Chinese economy has grown significantly in the past forty years, the growth rate may not be sustainable. Recently, Chinese economy is going through a restructuring. In response to the economic restructuring, the Chinese government has adopted certain policies to stimulate the economic growth in China. We cannot assure you that any of the various monetary policies and economic stimulus actions adopted by the Chinese government will be effective to bring back the Chinese economy on a fast growth track as it was. If the Chinese policies fail to achieve any of the goals or any aspect of the policies limits the growth of our industries, our business, growth rate or results of operations could be adversely affected.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

We are subject to the FCPA and other laws that prohibit improper payments or offers of payments to foreign governments, foreign government officials and political parties by U.S. persons as defined by the statute for purposes of obtaining or retaining businesses. We are also subject to the Chinese anti-corruption law, which strictly prohibits bribes to government officials. We may have agreements with third parties who may make sales in China and U.S., during the process of which we may be exposed to corruption. Activities in China create the risk of unauthorized payments or offers of payments by an employee, consultant or agent of the Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material aspects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective and any of our employees, consultants or agents may engage in corruptive conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions against the Company and individuals, and therefore could negatively affect our business, operating results and financial condition.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations and our reputation.

Recently, U.S. public companies that have substantially all of their operations in China have been subjects of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal control over financial accounting, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud. As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless or illiquid. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effects the sector-wide investigations will have on our Company and our business. If we become a subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend the Company. If such allegations were not proven to be groundless, the Company and our business operations would be severely hampered and our stock price could decline substantially. If such allegations were proven to be groundless, the investigation might significantly distract our management’s attention.

We are exposed to currency exchange risk, and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

All of our business operations are in China. We have exposure to currency fluctuations because our sales and purchases are denominated in RMB. We cannot assure you that the effect of currency exchange fluctuations will not materially affect our revenues and net incomes in the future.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the British Virgin Islands. We conduct all of our operations in China and all of our assets are located in China. In addition, our current director and executive officer resides within China, and most of the assets of such person are located within China. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or such individual, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our director and officer.

The United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters, and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the British Virgin Islands. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officer if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders, and adversely affect our results of operations and the value of your investment.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise, that is incorporated offshore, is considered as located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective in 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT Law and its implementing rules.

If the PRC tax authorities determine that we or our non-PRC subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially affect our financial performance. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment.

Risks Related to Our Ordinary Shares

The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

As of the date of this annual report, Mr. Hong Wang owned approximately 89.47% of our ordinary shares and the voting power of the Company. It is anticipated that Mr. Hong Wang will continue to own a majority of ordinary shares of the Company and, correspondingly, will have the majority of the voting power of the Company. As such, you may not be able to influence the strategies, management or policies of the Company as you could at a company where the equity ownership is widely distributed.

There is a limited public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Our ordinary shares are not listed on any national securities exchange. Accordingly, investors may find it more difficult to buy and sell our shares than if our ordinary shares were traded on an exchange. Although our ordinary shares are quoted on the OTC Pink, it is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the NASDAQ Capital Market or other national securities exchange. These factors may have an adverse impact on the trading and price of our ordinary shares.

As of the date of this annual report, there has been a limited public market for our ordinary shares. An active public market for our ordinary shares may not develop or be sustained, in which case the market price and liquidity of our ordinary shares may be materially and adversely affected. Shareholders may not be able to resell their ordinary shares at or above the purchase price, or at all. And our ordinary shares may be less attractive for margin loans, for investments by financial institutions, for consideration in future capital raising transactions or for other purposes.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, imposes various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with increased disclosure requirements.

Our ordinary shares may be considered a “penny stock” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Although there has not been a public market for our ordinary shares and such a public market may never develop, our ordinary shares may have a market price of less than $5.00 per share and therefore will be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the ordinary shares and may affect the ability of investors to sell their ordinary shares. These regulations may likely have the effect of limiting the trading activity of our ordinary shares and reducing the liquidity of an investment in our ordinary shares. In addition, investors may find it difficult to obtain accurate quotations of the ordinary shares and may experience a lack of buyers to purchase our ordinary shares or a lack of market makers to support the stock price.

If our ordinary shares become tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our ordinary shares, which in all likelihood would make it difficult for our shareholders to sell their shares.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify new material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

The market price for the ordinary shares may be volatile.

The market price for the ordinary shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions and restrictions in the event planning and hospitality industries;

●	changes in the economic performance or market valuations of other event planning and lodging companies;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and U.S. dollar or other foreign currencies;

●	potential litigation or administrative investigations;

●	sales of ordinary shares in large volumes by the Selling Shareholders; and

●	release of transfer restrictions on the outstanding ordinary shares or sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to the shareholders and the incurrence of indebtedness could increase our debt obligations.

We can give no assurance that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would cause increased debt service obligations and result in operating and financing covenants that could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in the aftermath of global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares could adversely affect the price of the ordinary shares.

Sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ordinary shares that have been registered with the SEC are eligible for immediate resale in the public market without restrictions, and the remaining ordinary shares may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act. If any existing shareholders sell a substantial amount of ordinary shares in the future, the prevailing market price for the ordinary shares could be adversely affected.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, requires the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, our director has the ability, among other things, to determine the level of compensation. Until we comply with such corporate governance measures, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters, and investors may be reluctant to provide us with funds necessary to expand our operations.

The Company’s ordinary shares represent equity interests and are subordinate to future indebtedness.

Our ordinary shares represent equity interests in our Company and, as such, rank junior to any indebtedness of our Company created in the future, as well as to the rights of any preferred shares that may be issued in the future. In the future, we may incur substantial amounts of debt and other obligations that will rank senior to our ordinary shares or to which our ordinary shares will be structurally subordinated.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our director has complete discretion as to whether to distribute dividends, subject to certain requirements of the British Virgin Islands laws. Under the BVI laws, a BVI company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our director decides to declare and pay dividends, the timing, amount and form of future dividends will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our director. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Item 4.	Information on the Company

A. History and Development of the Company

United World BVI was incorporated under the laws of British Virgin Islands on July 5, 2018. Under our Memorandum and Article of Association, we are authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. In July and August 2018, we issued a total of 20,000,000 ordinary shares to our founders, Hong Wang who is the sole director, Chief Executive Officer and Chief Financial Officer, and his spouse. In December 2018, we sold through a Regulation S offering a total of 2,354,793, ordinary shares to 58 shareholders, at a price of $1.00 per share for an aggregate purchase price of $2,354,793.

United World HK was incorporated on July 8, 2018 under the laws of Hong Kong SAR, with 100% of the equity interest held by United World BVI. As a result, United World HK is our wholly-owned subsidiary. United World HK is currently not engaging in any active business and merely acting as a holding company.

United World WFOE was incorporated on September 13, 2018 in Yunnan Province under the laws of the PRC. It is a wholly-owned subsidiary of United World HK and a wholly foreign-owned entity under the PRC laws. The registered principal activities of United World WFOE include corporate planning; corporate management information; hotel management services; conference services; and cultural and artistic activity exchange and planning. United World WFOE has entered into contractual arrangements with United Culture and its shareholders.

United Culture was incorporated on October 31, 2016 in Beijing under the laws of the PRC. United Culture’s registered capital is RMB 23,000,000 and paid-in-capital is RMB 23,000,000. The registered principal activities of the Company include organizing culture and art exchange activities; literary and artistic creation; hosting exhibitions; conference services; film and television planning; translation services; technology development, promotion, transfer, consultation and services; computer system services; basic software services; application software services, development and consulting; cultural consulting; sports consulting; public relationship services; corporate planning and design; advertisement, production and agency; market research; and data processing. Currently, United Culture is a variable interest entity (the “VIE”) of the Company that provides the cultural event planning and B&B lodging services.

We conduct our business through United Culture, our VIE entity, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over United Culture;

●	receive substantially all of the economic benefits of United Culture; and

●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC laws.

As a result of these contractual arrangements, we have become the primary beneficiary of United Culture and we treat it as our variable interest entity under U.S. GAAP. We have consolidated the financial results of United Culture in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, United World WFOE, our consolidated variable interest entity, United Culture and all shareholders of United Culture.

Agreements that Provide Us Effective Control over the VIE

Equity Pledge Agreements

Pursuant to the equity pledge agreements, the shareholders who collectively owned all of United Culture pledge all of the equity interests in United Culture to United World WFOE as collateral to secure the obligations of United Culture under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize United World WFOE’s interests, without United World WFOE’s prior approval. In the event of default, United World WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments from the auction or sale of whole or part of the pledged equity interests of United Culture. The agreement will terminate on the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, the shareholders of United Culture give United World WFOE an irrevocable proxy to act on their behalf on all matters pertaining to United Culture and to exercise all of their rights as shareholders of United Culture, including the right to attend shareholders meeting, to exercise voting rights, and to transfer all or a part of their equity interests in United Culture. In consideration of such granted rights, United World WFOE agrees to provide the necessary financial support to United Culture whether or not United Culture incurs loss, and agrees not to request repayment if United Culture is unable to do so. The agreements shall remain in effect for 30 years until November 4, 2048.

Agreement that Allows Us to Receive Economic Benefits and Absorb Losses from the VIE

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

The consultation and services agreement remains in effect for 30 years until November 4, 2048. The agreement can be extended only if United World WFOE gives its written consent of extension of the agreement before its expiration, and United Culture may then extend without reservation.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the VIE

Equity Option Agreements

Pursuant to the equity option agreements among United World WFOE, United Culture and all shareholders of United Culture. United Culture’s shareholders jointly and severally grant United World WFOE an option to purchase their equity interests in United Culture. The purchase price shall be the lowest price then permitted under the applicable PRC laws. If the purchase price is greater than the registered capital of United Culture, these shareholders of United Culture are required to immediately return any amount in excess of the registered capital to United World WFOE or its designee. United World WFOE may exercise such option at any time until it has acquired all equity interests of United Culture, and may transfer the option to any third party. The agreements will terminate on the date on which all of these shareholders’ equity interests of United Culture have been transferred to United World WFOE or its designee.

B. Business Overview

United World Holding Group Ltd. (“United World BVI”) was incorporated in the British Virgin Island in 2018, and primarily conducts business through its variable interest entity (“VIE”), United Culture Exchange (Beijing) Co., Ltd. (“United Culture”). United Culture was incorporated under the laws of PRC in October 2016 with a registered capital of RMB 23 million. We started cultural event planning business since inception and launched culture-themed bed and breakfast (B&B) inns business in June 2018. We are domestically oriented and have a global ambition. We operate our business based on the principle to build cultural confidence and make ecological progress. Our strategies are to be light in asset, to develop soft power, to diversify operation and to build cross-boundary cooperation.

We thrive to create cultural experience for our customers. With the daily exposure to vast amount of information, people’s attention has been constantly diverted to the newest and fastest technological development. Culture and tradition have been neglected and are slowly fading away from everyday life.

With this market observation, our Company was founded to introduce cultural components into our social lives and business activities. Since inception, we have been keen on promoting and bringing to people’s attention culture and tradition in our daily life. After research and analysis, we found a way to implement our mission in the existing industry and introduced to the market place two lines of business services, cultural event planning and B&B lodging. While the event planning business began to generate income in June 2017, the B&B inns business will start to bring in revenue after the pandemic situation settles down.

Our Services

We have two lines of services, namely the cultural event planning service and the cultural themed B&B service. Whereas the event planning sector organizes programs and conferences during the daytime and brings in customers for the B&B sector, the B&B sector provides accommodation for the event participants and for other general travelers. Therefore, the two lines are intertwined to stimulate growth for each other.

Cultural Event Planning

For family consumers

Based on our market study, there is an increasing demand from family consumers to organize events that are based on or derived from Chinese culture and family tradition, such as traditional Chinese wedding ceremony or Confucious-styled commencement. In order to fulfill these demands, we provide personalized event planning services and help design and organize events that reflect Chinese culture and family heritage.

(1) Wedding Ceremony and Anniversary

We design and organize Han-style weddings, receptions and anniversaries. While the present wedding service market is predominantly western style wedding planning, the ritual of tying the knot has a history of over 2,000 years in China. Among the long history of wedding ceremony, the Han-style service is especially meaningful and memorable, which includes segments such as paying worship to ancestors, showing respect to parents, and treasuring for each other. We adopt the Han-style themes and incorporate them with contemporary services, which have received overwhelming positive feedbacks from young couples.

Basic services include wedding planning, site setting, costume designing, lighting and photography, and MC hosting, with additional service such as wedding album, film production and honeymoon planning that comes after the wedding ceremony. On average, our charge is around $30,000 for basic services.

(2) Graduation and Mentor Recognition Ceremony

The other main type of events we organize often for individual customers include graduation commencements and mentor recognition ceremonies. In China, formal education dated back to the Confucius time, where graduation or mentor recognition ceremony itself is an educational process as well. The Confucius thoughts and elements are injected into the graduation and mentor recognition ceremony services that we organize, which mark the point in life that one leaves school, enters the society and starts a professional life. After graduation and having become an apprentice, one’s career mentor takes his hands from his teacher and guides him along his professional development.

For business clients

Since recent years, businesses in China not only focus on productivity and profitability, but also emphasize social impact and cultural influences. Companies start to more appreciate the value of Chinese culture. With our social networks and market knowledge, we help corporate clients organize annual conferences and industry forums with elements of Chinese traditions to market brand, enhance corporate culture, connect with customers and potential partners, and motivate employees.

Tapping into our resources and expertise, we design business events and programs with cultural components so as to enable our corporate and institutional clients to enhance corporate culture, cultivate employee quality and promulgate positive energy. The cultural features that we inject have been highly appraised by our business clients.

The cultural event planning and services that we have put forward to the market include corporate conference and industry forum.

(1) Corporate Conference

Throughout the year, businesses organize conferences and events for product release, sales promotion, annual conference, and staff gathering. The one feature that our corporate conference services have in common is that we design the conference with a focused display of corporate culture and that we organize the agenda based around that culture.

For product release and sales promotion, cultural visit is generically integrated with the product and promotion. Culture explains the origin and principal of the business and connects with the conference topic. Product display, organized along a line of cultural themes, is presented during both the conference and the visit. As a result, a solid client relation can be established and cultivated to harvest client appreciation, foster product recognition and improve corporate reputation.

Before the end of each year, it is a Chinese custom for businesses to host annual staff conferences to celebrate the start of another new year. Corporate clients usually take this opportunity to award those who have made positive contributions and motivate those lagging behind, in order to emphasize teamwork and strengthen corporate cohesion. We design the annual conference with an emphasis on corporate tradition and culture, which effectively transforms the staff gathering into an ideal occasion for a business to cultivate and develop the corporate culture.

Standard services are typically comprised of site decoration, program design, hosting and publicity, literature production, and audio and lighting, as well as services for translation and transportation. The cost of our services is around $70,000 on average.

(2) Industry Forum

The other main type of conferences and events we offer to businesses is industry forum. During the forum, well-known scholars and experts from both academy and industry are gathered to exchange thoughts, analyze current market and discuss future development. Adding the culture elements into an industry forum create a theme for the discussion that lead the academic figures to introduce their ideology and philosophy and the industry practitioner to share their view on the new movements and trends. Such a culture element helps to elevate the forum and build value for the society at large.

Culture–Themed B&B Inns (to be launched)

Tourism has been flourishing during recent years and rapid development in transportation has significantly improved traveling experience for business and for leisure. The increased volume of traveling has driven up demand of accommodation. In the recent years, the B&B business model, as a modern form of travelling and relaxing, has gained market popularity, especially among young generation.

Most people who choose B&B inns want to live like a local and experience local people’s everyday life. Our market analysis reveals that B&B inns with rich cultural elements meet the need of those who are looking for cultural experiences. We see cultural B&B inns as a niche market and, as a development strategy, we started, in the third quarter of 2018, to form strategic partnerships with small to mid-sized inns in provinces such as Yunnan and Guizhou, where local economies rely on tourism to an extent and where tradition and heritage are rich and well-preserved. We redesign the inns with cultural themes and traditional decorations, and equip them with modern appliances to provide comfort and convenience. In this manner, while maintaining asset-light, our resources are better deployed to provide interior renovation and apply the partnership model to more B&B inns.

The main difference between our culture-themed B&B inns and hotels is that the cultural B&B inns have the special local touch brought in by the host culture and that the rooms can be highly traditional and personalized. Cultural B&B inns are not merely to provide accommodation. They are to be integrated with local heritage, natural landscape and ecological features, which makes cultural B&B inns as part of tourism culture.

Our cultural B&B inns business focuses on promoting characteristic B&B inns with both cultural heritage and natural attributes. Cultural inheritance is its integral components, which is adopted to create cultural themes on scenic spots, celebrity houses, folk dramas, handicrafts and street dish.

According to locations and management models, our cultural B&B inns can be divided into two categories: leased-and-operated B&B inns and partner B&B inns.

(1) Leased-and-operated B&B inns

We select characteristic apartments and houses from the countryside not too remote from cities. After leasing them from their owners, we renovate the properties and decorate them in their regional traditional styles, which appear to be very appealing to family travel. Moreover, the cultural aspect can be very educational to the younger generation of the family.

Based on the folk features of different villages, we offer a new experience for travelers that include folk handicraft and food tasting, and at the same time create a new tourist attraction. The idea of culture-themed apartments and houses has become a popular concept for nearby city residents to escape from the city lives during holidays and weekends.

(2) Partner B&B inns

We partner with small and mid-sized hotels from scenic spots and redesign them with traditional customs and cultural elements. The combination of scenic view and traditional culture transforms the scenic B&B inns into emerging tourist destinations, which starts to attract visitors from across the country and even from abroad.

Typically, the redesigned B&B inns bear our brand name “Zhuwojia” and adopt our business practice. Under the strategic partnership model, our partners provide their properties and we conduct renovation and decoration and supervise day-to-day operation. In order to elevate their service standards, we offer management support and provide regular trainings on servicing and operation. The initial success in trial launch of the service portal has helped us establish market reputation and thus created more opportunities to form partnerships in other regions.

B&B Data Service Portal

As we start to grow our B&B services, we observe a strong demand for a comprehensive platform that collects and displays B&B lodging resources. Thus, we take one step further to develop a B&B data service portal, where we connect customers to our partner B&B inns.

Individual B&B inn tends to be small in scale and simple in scope. When we create a common theme of culture and group similar culturally featured B&B inns onto a big service platform, we are effectively creating a unified force that extends our market reach and elevates our business model.

In the trial launch of the first version of our service portal, we received encouraging feedbacks from our B&B partners. We plan to expand the scope of the second version to include both B&B partners and customers in southern China, so that the portal can become a timely reflection the B&B market to attract more customers, which in turn will help extend our market reach and promote our culture-themed B&B inns.

When we build this united cultural B&B inns’ network, specific efforts are made to develop cultural themes and plan traditional activities. Combined with distinct location, folk characteristics, beautiful scenery and cultural element, we create marketing plans with cultural connotation.

Currently, the service portal only carries information of our partner B&B inns. On the subsequent phase, we plan to gradually accept more enrollment and participation from B&B inns outside our network.

(1) Partner B&B inns

Our sales agreements with partner B&B inns allow reservation to be made on our service portal and room services to be standardized at each participating B&B inns. We have received positive feedback during the trial launch of our service portal as this is a new channel to acquire customers. As the number of partner B&B inns grows, we will have a variety of selections to satisfy different tourist preferences,

(2) B&B inns outside Network

With the progress in implementation of the data service portal, we plan to actively market our strategic partnership scheme and cooperation method to B&B inns outside our existing network. This development strategy will enable us to leverage external B&B lodging resources, and expedite the fashion of expanding both our B&B network and service portal. Over time, the enhanced standardization and enlarged economy of scale will be a collective benefit to all participating B&B inns.

Recent Development

As our event planning and lodging business were heavily impacted by the travel restriction and quarantine as a result of Covid-19 starting from January 2020, we searched for other means to continue our business. In particular, since e-commerce became more essential as people were locked down, we saw business opportunities in the marketing effect of livestreaming hosts.

Livestreaming, an innovative recreational form, initially appeared on the Chinese internet in 2017. Since then, platforms such as Kuaishou and tiktok, supported by internet giants Tencent and Alibaba, have brought attention to and increased popularity of livestreaming. As livestreaming gained more recognition and becoming more mainstream, hosts are encouraged to create and post content, covering a wide range of topics including personal makeup, dressing advices, home cooking, outdoor activities and even legal consultation, so long as hosts can attract and retain adequate numbers of fans. As livestreaming mushroomed on the internet, some hosts are able to maintain more than 100,000 followers. However, during the initial stage, livestreaming is more for recreational purpose than of any business motivation.

Since late 2019, as a source to generate incomes, many hosts started to market products to their fans while on livestream. To reach the fans as potential customers, businesses were keen on collaborating with hosts to market products during the livestream. Costs on these collaborations are usually much lower than mainstream media advertisement while the target audience are more directly filtered and reached. Hosts generally take commission on realized sales, with those livestreaming celebrities at a higher percentage.

Leveraging our resource and expertise in designing and planning of activities, we have branched out to build a new line of business, namely livestream sales, to duplicate our offline businesses online. As of the date of this annual report, we have collaborated with manufacturers of tablets, cell phones, Chinese spirits, dietary supplements and cosmetic products, with our event organizers performing the role of livestreaming host.

As COVID-19 continues to impact our business and operation in the second half of 2020, we are going to bring our existing business model online and organize industry seminars, conferences and events online for our corporate clients. We anticipate that online conference can be a valuable alternative to corporates and organizations to host meeting and functions. We believe our focus on bringing our business online is beneficial to us in the short term and the long term as this increases a source of revenue to us even after the COVID-19 has passed.

Customers and Suppliers

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of our overall purchasing. While we had one and three of such suppliers during the fiscal year ended December 31, 2018 and 2017, we had no such suppliers that accounted for more than 10% of our overall purchasing during the fiscal year ended December 31, 2019, as our events have gradually evolved to be less concentrating on a limited number of few suppliers.,

Customers

We consider our major customers to be those customers that accounted for more than 10% of our sales revenue. While we had three and four of such customers during the fiscal year ended December 31, 2018 and 2017, we had no such customers that accounted for more than 10% of our sales revenue during the fiscal year ended December 31, 2019, as we have grown to cater to a more diversified clientele.

Marketing and Sales

Cultural event planning

The concept of culture brings us to a niche market and grants our sales force a big lead in the competitive market. Our sales team, with support from members of Creative Planning, has been the main driver in marketing initiatives and promotional efforts.

Cultural B&B

When the cultural B&B inns business is launch, two sources of customer streams can be collectively used to derive B&B business. We expect to generate B&B revenues after the pandemic situation settles down.

The B&B business is supported by the event planning business; event participants will naturally stay at our partner B&B inns that go with the event program. Meanwhile, the partner B&B inns, that we develop and support, also accept tourists from web reservation portals including that of ours; the profit sharing from reservation revenues of all web portals will be calculated according to the predefined sales benchmarks.

Regulations

Regulations on Foreign Investment

The principal and most current regulation governing foreign ownership of hospitality businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (revised in 2017) issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, on June 28, 2017 and effective as of July 28, 2017. Pursuant to this regulation, there are no restrictions on foreign investment in hospitality and event planning businesses in China aside from business licenses and other permits that every business must obtain.

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995, with the latest amendment in August 2009, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of lease, the use of premises, the liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to warnings, rectifications and/or other penalties.

In March 1999, the National People’s Congress, the China legislature, passed the PRC Contract Law, of which Chapter 13 governs lease agreement. According to the PRC Contract Law, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor. See “Risk Factors — Risks Related to Our Business — The legal rights of us to use certain leased properties could be challenged by property owners or other third parties, which could prevent us from operating the affected B&B inns or increase the costs associated with operating these B&B inns.”

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Commodity Housing Tenancy, which took effect on February 1, 2011. Under this regulation, a property may not be leased in some circumstances, including if the designated use of the property is changed in violation of applicable regulations. This regulation further provides that the competent real estate departments of the people’s governments of cities and counties shall urge those who violate above provisions to make corrections within a specified time limit, and impose a fine below RMB 5,000 on those who have not obtained illegal income. A fine between three and five times the amount of illegal income up to RMB 30,000 may be imposed on those who have obtained illegal gains.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which was amended on August 25, 2016. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. The Law of the PRC on Penalties for the Violation of Public Security Administration was promulgated on October 26, 2012 and entered into force on January 1, 2013. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to warnings, detention of between 10 and 15 days, or fines of RMB 500 to RMB 1,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations, forfeit of illegal gains, and, in serious circumstances, additional fines. See “Risk Factors — Risks Related to Our Business — We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation and subsequently amended the same on February 6, 2016, and on March 10, 2011, the Ministry of Health promulgated the Implementing Measures for the Public Area Hygiene Administration Regulation and the National Health and Family Planning Commission amended this regulation on January 19, 2016. According to these regulations, a hotel must obtain a public area hygiene license before opening for business. Pursuant to these regulations, hotels failing to obtain a public area hygiene license or comply with other requirements set forth in such regulations may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB 500 and RMB 30,000; or (iii) orders to suspend operations for rectification, or to revoke the public hygiene license. See “Risk Factors — Risks Related to Our Business — We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

With the purpose of guaranteeing food safety and safeguarding the health and life safety of the public, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which came into effect on July 20, 2009 and amended on February 6, 2016. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and the Administrative Measures on Food Safety Supervision in Food and Beverage Services. Both measures came into force on May 1, 2010. Pursuant to the above measures, providers of consumer food services are required to obtain a food catering service license, and are responsible for safety in food and beverage services. On July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License which was subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this measure, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA, promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. Also, the CFDA adopted the Announcement on Launching the Use of Food Business License which came into effect on September 30, 2015. Under above measures, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the PRC territory. The former food catering service or circulation license will be de-registered by the authority that has issued the license upon its expiration. However, a former food catering service or circulation license that does not expire will continue to be valid; if, during the validity period thereof, the food business operator applies for replacing it with food business license, the licensing authority shall make the replacement according to relevant provisions. Each of the restaurants run in our hotels is required to obtain a food business or food catering service or circulation license in order to offer food services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food service license may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB 50,000 and RMB 100,000 if the value of food illegally produced is less than RMB 10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB 10,000. See “Risk Factors — Risks Related to Our Business — We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on October 28, 2008. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the local fire prevention department of the public security authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the relevant fire prevention department; no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, and the use or operation of business; and (ii) fines between RMB 30,000 and RMB 300,000. Pursuant to the Administrative Regulations Concerning Supervision on the Fire Safety of Construction Projects and the Regulations Concerning Supervision and Inspection on Fire Safety, both as amended on July 17, 2012 and effective on November 11, 2012, for each hotel with a construction area of no less than 10,000 square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the fire prevention design documents to the fire prevention department of the public security authority for approval, and go through acceptance check on fire prevention and fire safety inspection on public assembly venues; for each hotel with a construction area of less than 10,000 square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the documents in relation to the fire prevention design and acceptance check on fire prevention to the fire prevention department of the public security authority for filing purpose, and go through fire safety inspection on public assembly venues. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate. See “Risk Factors — Risks Related to Our Business — We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places. In March 2006, the Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

In 1988, the National Tourism Administration of China promulgated the Regulations on the Assessment of the Star Rating of Tourist Hotels and amended the same on February 6, 2016, or the Star Rating Regulations. Under the Star Rating Regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. According to the Classification and Assessment of the Star Rating of Tourist Hotels issued by the National Tourism Administration of China, a star rating, once granted, is valid for five years.

All of the foregoing regulations on hotel operation apply to our Company as the operator of our leased-and-operated B&B inns and our partner B&B inns.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers which was amended on October 25, 2013, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

●	to ensure that commodities and services meet with certain safety requirements;

●	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;

●	to provide consumers with accurate information and to refrain from conducting false advertising;

●	not to set unreasonable or unfair terms for consumers or to alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

●	not to insult or slander consumers, to search consumers or articles carried by such consumers, or to infringe upon the personal freedom of consumers.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

On December 26, 2003, the PRC Supreme People’s Court published the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury which took effect on May 1, 2004. On December 26, 2009, the PRC Standing Committee of the National People’s Congress promulgated the Tort Law which took effect on July 1, 2010. The above interpretation and law further increase the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subject such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Any trademark license agreement must be filed with the Trademark Office for record.

Patent. Pursuant to the PRC Patent Law and its implementation rules, once a patent for an invention, utility model or design has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated Circular 19 to expand the reform nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, Circular 19 and another circular promulgated by SAFE in June 2016, SAFE Circular 16, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investing and financing (except for security investment or bank guarantee products), providing loans to non-affiliated enterprises, or constructing or purchasing real estate not for self-use.

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the People’s Republic of China, which became effective on January 1, 2006 and was amended on March 1, 2014. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contributions to the registered capital of the foreign-invested company. The shareholders can make their capital contributions in cash or in kind, including in the form of intellectual property rights or land use rights that can be valued and is transferable. Contribution to a foreign-invested company’s registered capital in cash must not be less than 30% of the total registered capital of the company. The shareholders may choose to make their contributions either in a lump sum or in installments. If the shareholders choose to make their contributions in installments, the first tranche of the contribution shall be no less than 15% of the total registered capital and shall be paid within three months of the establishment of the company and the remaining contribution shall be paid within two years of the establishment of the company.

Regulations on Dividend Distribution

The principal regulation governing distribution of dividends of foreign-invested enterprises is the Corporate Law, as amended on December 28, 2013, which took effect on March 1, 2014.

Under the Corporate Law, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Furthermore, foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC laws for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings. On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

Regulations on Employment

The PRC National People’s Congress promulgated the Labor Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor law on September 18, 2008. The labor law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. Also, under the labor law, an employer is not permitted to establish staffing company to place workers with itself or its subsidiaries, and no enterprise is permitted to provide work placement business without obtaining a work placement license. For an enterprise that acts in violation of such provisions, the labor administrative department shall order it to stop the illegal act, confiscate all illegal gains. If there is no illegal gain, a fine of not more than RMB 50,000 shall be imposed.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing fund, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Regulations on Tax

Income Tax and Withholding Tax

The EIT Law applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “nonresident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate if the holding companies are the beneficial owners of the dividends. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the primary location of the day-to-day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, effective on September 1, 2011 and amended in 2015, providing more guidance on the implementation of Circular 82. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

The SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Public Notice 7. If SAT Public Notice 7 is determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiary conducting the relevant transactions may be required to spend valuable resources to comply with SAT Public Notice 7 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7. See “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC EIT Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders, and adversely affect our results of operations and the value of your investment.”

On October 17, 2017, the SAT issued a Public Notice of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Public Notice 37. This SAT Public Notice 37 has entered into force as of December 1, 2017, according to which, SAT Circular 698 has been abolished from December 1, 2017. Under the SAT Public Notice 37 and other applicable PRC laws, the withholding agent (for example, payers of PRC-sourced income to non-PRC residents) is obligated to withhold PRC income taxes from the payment. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. The withholding agent shall establish account books for all tax it has withheld and remitted and archive relevant contractual documents, so as to record the exact information about the enterprise income withheld and remitted for the non-resident enterprise. Although the withholding agents have the obligation to withhold relevant PRC taxes, in the event of a failure to withhold, the non-PRC residents are still required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, our PRC subsidiary’s business will be subject to value-added tax, or VAT, at a rate of 6% and it would be permitted to offset input VAT by providing valid VAT invoices received from vendors against its VAT liability.

According to Circular 36, the entities and individuals providing the services within the PRC shall be subject to VAT. The services are treated as being provided within the PRC where either the service provider or the service recipient is located in the PRC. The services subject to VAT include the provision of financial services such as transferring financial instruments. Based on the definition of “financial instruments” under Circular 36, the ordinary shares are likely to be treated as financial instruments. As such, where a holder of the ordinary shares who is an entity or individual located outside of the PRC re-sells the ordinary shares to an entity or individual located outside of the PRC and derives any gain, since neither the seller nor the buyer is located in the PRC, theoretically Circular 36 does not apply and the buyer does not have the obligation to withhold the VAT or the local levies. However, there is uncertainty as to the applicability of VAT if either the seller or buyer of ordinary shares is located within the PRC.

C. Organizational structure.

Below is a chart illustrating our current corporate structure:

D. Property, Plant and Equipment

Lease commitments

As of December 31, 2019, our lease commitments consisted of the following

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)	Purpose
January 10, 2019 to January 9, 2022	28 Dongjiaomin Lane, Tower 1, Suite 3-AP301, Dongcheng District, Beijing, PRC	211	38,507.67 plus 232.1 management fee	Office

On December 29, 2018, United Culture entered into a lease agreement with Beijing Hongdu Group Co., Ltd. to lease a 211 square-meter suite as office, located at 28 Dongjiaomin Lane, Tower 1, Suite 3-AP301, Dongcheng District, Beijing, PRC. The lease has a term from January 10, 2019 to January 9, 2022. According to the agreement, the rent is RMB 38,507.67 per month. We are also required to pay an RMB 232.1 management fee every month. We have been using this property as our principal office of business since January 2019.

The Company’s commitments for minimum lease payments under this operating lease as of December 31, 2019 for the next two years are as follows:

Minimum lease payment

Year ending December 31, 2020	$66,362
Year ending December 31, 2021	66,362
Total	$132,723

Rent expenses for the years ended December 31, 2019, 2018 and 2017 were $66,875, $16,356 and $17,096, respectively.

Intellectual Property

Copyright

We have registered the copyright of our software as follows:

No.	Owner	Copyright Name	Registration Code	Category	Summary
1	United Culture	Zhuwojia IOS system	2019SR0052923	Software	The software is designed for IOS operating system. Users can check the locations, availabilities of rooms and conference rooms of B&B Inns.
2	United Culture	Zhuwojia Android system	2019SR0052867	Software	The software is designed for Android operating system. Users can see the locations, availabilities of rooms and conference rooms, prices and promotions of B&B Inns. Additionally, users can request and receive plans designed for such users’ particular needs through the software.

Trademark

We have submitted registration for the trademark as follows:

No.	Registrant	Trademark	Application Code	Category	Application Area
1	United Culture		34823839	35	Advertisement, business operations, business management, office management

Domain

We own the domains as follows:

No.	Domain Name	Owner
1	www.united-culture.com	United Culture
2	www.zhuwojiaapp.com	United Culture

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A.	Operating Results

United World BVI was incorporated in the British Virgin Island in 2018, and primarily conducts business through its VIE, United Culture. United Culture was incorporated under the laws of PRC in October 2016 with a registered capital of RMB 23 million. We started cultural event planning business since inception and launched culture-themed bed and breakfast (B&B) inns business in June 2018. We are domestically oriented with a global ambition. We operate our business based on the principle to build cultural confidence and make ecological progress. Our strategies are to be light in asset, to develop managerial skills and operational capacities as our soft power, to diversify operation and to build cross-boundary cooperation.

We thrive to create cultural experience for our customers. With the daily exposure to vast amount of information, people’s attention has been constantly diverted to the newest and fastest technological development. Culture and tradition have been neglected and are slowly fading away from everyday life.

With this market observation, our Company was founded to introduce cultural components into our social lives and business activities. Since inception, we have been keen on promoting and bringing to people’s attention culture and tradition in our daily life. After research and analysis, we found a way to implement our mission in the existing industry and introduced to the market place two lines of business services, cultural event planning and B&B lodging. While the event planning business began to generate income in June 2017, the B&B inns business began to bring in revenue after the pandemic situation settles down.

Over the past few years, we have seen a growth motion of our revenue and market share. In summary, we generated total revenues of $919,172 for the year ended December 31, 2019, a decrease of revenue of 15.32%, compared to the fiscal year ended December 31, 2018, during which we generated $1,085,454 in revenue.

The following table presents an overview of our results of operations for the years ended December 31, 2019, 2018 and 2017:

	US dollars
	For the Year Ended December 31,
	2019	2018	2017
Service revenue – third parties	$555,802	$418,949	$323,552
Service revenue – related parties	363,370	666,505	81,406
Total revenue	919,172	1,085,454	404,958
Cost of revenue	(1,160,183)	(737,542)	(281,015)
Gross profit	(241,010)	347,912	123,943
Operating expenses:
Selling	532,920	46,414	53,776
General and administrative	1,414,814	141,912	193,442
Total operating expenses	1,947,734	188,326	247,218
Income from operations	(2,188,744)	159,586	(123,275)
Other income (expense)
Interest income (expenses)	41	305	86
Other finance expenses	-	(612)	(202)
Impairment on prepaid investment	(651,973)	-	-
Other non-operating income (expense)	5,925	956	(302)
Total other income (expense), net	(646,007)	649	(418)
Income before income taxes	(2,834,751)	160,235	(123,693)
Provision for income taxes	-	19	-
Net income (loss)	(2,834,751)	160,216	(123,693)

Revenue

We generated $919,172, including $363,370 from related parties, in revenue for the fiscal year ended December 31, 2019, as compared to $1,085,454 and $404,958 for the years ended December 31, 2018 and 2017. While there was revenue fluctuation in 2019 because our event business derived a lower total revenue than our initial planning and budgeting, the general growth pattern in revenues from 2017 to 2018 and 2019 were primarily due to marketing and promotion efforts started in 2018, our business has moved onto a steady growth track.

Cost of Revenue

Total cost of revenue was $1,160,183 for the fiscal year ended December 31, 2019, as compared to $737,542 and $281,015 for the years ended December 31, 2018 and 2017, respectively. Total cost as a percentage of revenue was 126% in 2019, in comparison of 67.95% and 69.39% in 2018 and 2017. The higher total cost in comparison, which was largely fixed in nature, was because our realized revenue in 2019 was considerably lower than our initial business planning and revenue forecast.

Gross profit

For the reasons discussed above, gross loss was $241,010 for the fiscal year ended December 31, 2019, as compared to gross profit of $347,912 and $123,943 for the years ended December 31, 2018 and 2017, respectively.

Selling and Marketing Expenses

We incurred $532,920 in selling and marketing expenses for the fiscal year ended December 31, 2019, as compared to $46,414 and $53,776 for the years ended December 31, 2018 and 2017, respectively. This significant increase in selling expenses was mainly due to higher marketing and promotional expenses occurred in 2019 in comparison with those in 2018 and 2017.

General and Administrative expenses

We incurred $1,414,814 in general and administrative expenses for the fiscal year ended December 31, 2019, as compared to $141,912 and $193,442 for the years ended December 31, 2018 and 2017, respectively. The dramatic increase in general and administrative expenses was largely because of services fees of $695,845 resulted from retention of intermediary services and bad debts of $125,180 written off which increased our general and administrative expenses in 2019.

Income from operations

Because of the factors described above, operating loss was $2,188,744 for the fiscal year ended December 31, 2019, as compared to operating income of $159,586 and operating loss $123,275 for the years ended December 31, 2018 and 2017, respectively.

Other income and expenses

For the fiscal year ended December 31, 2019, we had a total of $646,007 in other expenses consisting of $41 in interest income, $651,973 of impairment on prepaid investment and $5,925 in other non-operating income, as compared to a total other income of $649 and a total other expense of 418 for the years ended December 31, 2018 and 2017, respectively.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2019 was $2,834,751, as compared to a net income of $160,216 and a net loss of $123,693 for the years ended December 31, 2018 and 2017, respectively.

Foreign currency translation

Our foreign currency translation loss for the fiscal year ended December 31, 2019 was $46,109, as compared to a foreign currency translation loss of $337,055 and gain of $14,847 for the years ended December 31, 2018 and 2017, respectively.

B.	Liquidity and Capital Resources

Cash Flow Summary

The following table summarizes our statement of cash flows for the years ended December 31, 2019, 2018 and 2017.

	For the Years Ended December 31,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,834,751)	$160,216	$(123,693)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	5,445	2,644	2,347
Bad debt expenses	125,180	-	-
Impairment on prepaid investment	651,973	-	-
Change in operating assets and liabilities
Inventories	(1,122,391)	-	-
Accounts receivable	(118,507)	81,504	(272,027)
Accounts receivable - related parties	97,054	(104,664)	(53,791)
Other receivables	(926,167)	-	-
Other receivables - related parties	60,552	(63,204)	-
Prepayments - related parties	(353,437)	-	-
Prepayments and other current assets	2,820,285	(4,260,708)	(15,050)
Other payables and accrued liabilities	(3,902)	8,542	(1,820)
Other payables – related parties	3,907	-	-
Taxes payable	44,204	24,284	15,027
Net cash used in operating activities	(1,550,555)	(4,151,386)	(449,007)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(18,702)	(6,042)	(6,905)

Net cash used in investing activities	(18,702)	(6,042)	(6,905)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	-	3,582,420	464,078
Shares sold for cash	2,354,793	-	-
Advance from customer - related party	(578,888)	-	614,751
Net cash provided by financing activities	1,775,905	3,582,420	1,078,829

EFFECT OF EXCHANGE RATE ON CASH	(4, 367)	(12,698)	10,498

CHANGES IN CASH	202,281	(587,706)	633,415

CASH AND CASH EQUIVALENT, beginning of year	47,149	634,855	1,440

CASH AND CASH EQUIVALENT, end of year	$249,430	$47,149	$634,855

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Operating Activities:

Net cash used in operating activities for the fiscal year ended December 31, 2019 was $1,550,555, as compared to net cash of $4,151,386 and $449,007 used for the years ended December 31, 2018 and 2017.

Investing Activities:

Net cash used in investing activities for the fiscal year ended December 31, 2019 was $18,702, as compared to net cash of $6,042 and $6,905 used for the years ended December 31, 2018 and 2017.

Financing Activities:

Net cash provided by financing activities was $1,775,905 for the fiscal year ended December 31, 2019, as compared to net cash of $3,582,420 and $1,078,829 provided for the years ended December 31, 2018 and 2017.

C. Research and development, patents and licenses

Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Off-balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

We don’t have any major contractual obligation outstanding as of December 31, 2019:

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date of this annual report:

Name	Age	Position(s)
Hong Wang	45	Sole Director, CEO and CFO

The following is a brief biography of our director and executive officer:

Hong Wang. Mr. Wang is the founder of our Company and has served as Sole Director, CEO and CFO since October 2018. Since August 2012, Mr. Wang has been the General Manager of Guiyang Zhonglian Yijia Technology Co. Ltd., where he leads a team to develop copyrighted online games. Since April 2014, he has been the Chairman of the Board of Shenzhen Boruiju Culture Media Co. Ltd., where he designs the overall development plan, organizes board meetings, decides business strategy, and reviews and approves financial statements. Since July 2017, he, as the founder and the Chairman of the Board of Jiangsu Zhonglian Shared RV Management Co., Ltd., leads a team to create “Zhonglian Shared RV”. Mr. Wang also worked in sales and marketing from 2007 to 2012, topography from 2001 to 2007, engineering from 1998 to 2001, and securities brokerage from 1997 to 1998. In addition, Mr. Wang is the founder of China Guanghua Technology Foundation-Youth Innovation and Entrepreneurship Development Fund, the Vice President of Blockchain Finance Association, and the special Internet finance expert of Shenzhen Internet Society.

Election of Officers

Officer is elected by the Board and his term of office is, except to the extent governed by employment contract, at the discretion of the Board.

Board Committees

We currently have a sole director, Hong Wang, therefore we have not established any committees, including an audit committee, a compensation committee, a nominating committee or any committee performing a similar function. The functions of those committees are being undertaken by the sole director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our director or executive officer has not, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our director, officer and all employees.

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal years ended December 31, 2019, 2018 and 2017 earned by or paid to the chief executive officer and the chief financial officer of the Company, its subsidiaries and VIE, whose total compensation exceeded $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Liang Wang(1)	2018	0	0	0	0	0	0	0	0
Former CEO and Sole Director of United Culture	2017	0	0	0	0	0	0	0	0

Hong Wang(2)	2019	3,447	0	0	0	0	0	0	3,447
CEO, CFO and Sole Director of United World VI and United Culture	2018	872	0	0	0	0	0	0	872

(1)	Liang Wang was the former CEO and sole director of United Culture from the inception on October 31, 2018 to September 30, 2018. During his term, he received no compensation from United Culture or United World BVI.
(2)	Hong Wang is the CEO, CFO and Sole Director of United World BVI since July 5, 2018 and the CEO, CFO and Sole Director of United Culture since October 1, 2018. A total compensation of $3,447 was accrued for the fiscal year ended December 31, 2019.

Agreements with Current Executive Officer

On June 1, 2018, we entered into a consulting agreement with Hong Wang, our CEO, CFO and sole director. The agreement provides a term from July 5, 2018 to July 4, 2021 and did not provide for compensation.

On September 1, 2018, United Culture entered into a consulting agreement with Hong Wang, its CEO, CFO and sole director. The agreement provides a term from October 1, 2018 to September 30, 2021, with a monthly salary of RMB 2,000 and an annual bonus of 1% of the total net income of the United Culture. For the years ended December 31, 2019 and 2018, Hong Wang did not receive any compensation from United Culture or United World BVI.

Compensation of Director

For the fiscal years ended December 31, 2019, 2018 and 2017, we did not pay compensation to Wang Hong in his capacity as our sole director.

D. Employees

Employees

As of the date of this annual report, we have 13 full time employees on our payroll, among which 2 are in general administration, 4 in marketing and promotion, 2 in creative planning, 1 in project management, 2 in operation management and 2 in accounting and clearing.

Division	Responsibilities	Number of Employees
General Administration	Business administration, human resources, filing and archiving, legal review, and daily procurement.	2
Marketing & Promotion	Project marketing, initial negotiation, and public relations	4
Creative Planning	Theme designing, cultural product development, and cultural resource management	2
Project Management	Project assessment, project management and supervision, project collaboration and implementation	1
Operation Management	Online promotion and offline execution.	2
Accounting & Clearing	Asset management, bookkeeping, budgeting, and clearing	2
Total		13

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any major labor disputes.

We are required under the PRC laws to make contributions to employee benefit plans at stipulated percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments. As of the date of this annual report, we paid social insurance for all 13 employees, covering pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance, but not including housing fund. All monthly payments were made on time.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report for

●	each of our director and executive officer who beneficially own our ordinary shares; and

●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 22,354,793 ordinary shares issued and outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares’ underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. As of the date of this annual report, we have a total of 60 shareholders of record, 2 of which hold beneficial ownership of 5% or more, and none of which is located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Director and Executive Officer:
Hong Wang(1)	20,000,000	89.47%
5% Shareholder:
Chunxue Zhou	4,000,000	17.89%

(1)	Consisting of (i) 16,000,000 ordinary shares directly held by Hong Wang, and (ii) 4,000,000 ordinary shares indirectly held through Chunxue Zhou, Mr. Wang’s spouse.

Related Party Transactions

The following is the list of the related parties to which the Company has transactions with:

(a) Jiangsu United RV-Sharing Management Co., Ltd. (“JURV”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 22.55% equity interest.

(b) Xuete (Shanghai) Network Technology Co., Ltd. (“Xuete”), the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 92.0% equity interest.

(c) Sandushuizun County Sanshui Yijia Travel Services Co., Ltd. (“Sanshui Yijia”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(d) Beijing Xuete Northern Medical Biotechnology Co., Ltd. (“Beijing Xuete”), the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 55.2% equity interest.

(e) Shenzhen Boruiju Culture Media Co., Ltd. (“Shenzhen Boruiju”) (previously named Shenzhen United Netgame Culture Media Co., Ltd. (“Shenzhen United Netgame”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 63.57% equity interest.

(f) Dongguan Artist Network Technology Co., Ltd. (“Dongguan Artist Network”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 54% equity interest.

(g) Hangzhou Guanding Education Information Consulting Co., Ltd. (“Hangzhou Guanding”), the entity in which the Company’s majority shareholder, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 8.43% equity interest

(h) Hangzhou Jituji Digital Technology Co., Ltd. (“Hangzhou Jituji”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 10.53% equity interest.

(i) Shenzhen Qianhai Wanshangbao Technology Co., Ltd. (“Wanshangbao”), the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 33% equity interest.

(j) Guizhou United World Enterprise Management Co., Ltd. (“Guizhou United World”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(k) Huoerguosi Guoranfeifan Culture Development Co., Ltd. (“Huoerguosi Guoranfeifan”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(l) Ruihui Zheng, a minority shareholder of the Company.

(m) Jun Shen, a minority shareholder of the Company.

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2019	December 31, 2018
(d) Beijing Xuete	$34,754	$34,310
(e) Shenzhen Boruiju	$-	$35,889
(f) Dongguan Artist Network	$-	$21,807
(g) Hangzhou Guanding	$-	$21,807
(h) Hangzhou Jituji	$-	$37,799
(j) Guizhou United World	$18,704	$-

Total	$53,458	$151,612

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2019 and 2018. For the years ended December 31, 2019 and 2018, the Company recognized revenues of $363,370 and $666,505, respectively, from related parties.

Other receivables - related parties

Other receivables from related parties at December 31, 2018 consisted of advance payment of $60,828 to Jun Shen, a minority shareholder of the Company, for office relocation registration, moving expenses, rental expenses, etc. In the first quarter of 2019, the payment was expensed upon completion of the relocation. As of December 31, 2019, other receivables from related parties were $0.

Prepayments - related parties

Prepayments to related parties were for consulting, IT services and future event organizing costs, which consisted of the following as of the dates indicated:

Name of related party	December 31, 2019	December 31, 2018
(b) Xuete	$125,119	$-
(e) Shenzhen Boruiju	$143,325	$-
(f) Dongguan Artist Network	$23,997	$-
(i) Wanshangbao	$10,900	$-
(j) Guizhou United World	$1,781	$-
(k) Huoerguosi Guoranfeifan	$45,604	$-

Total	$350,726	$-

Advance from customer - related parties

Advance from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2019	December 31, 2018
(c) Sanshui Yijia	$-	$581,526
Total	$-	$581,526

Advance from Sanshui Yijia was resulted from a service agreement entered on October 1, 2017. Pursuant to the agreement, United Culture shall provide marketing and promotion services for Sanshui Yijia for a term of five years. United Culture shall also provide database for development of an e-commerce app. Upon signing of the agreement, Sanshui Yijia paid $581,526 (RMB 4.0 million) as advance payment. As of December 31, 2019, the Company had recorded $185,375 of revenues and returned the remaining balance to Sanshui Yijia.

Other payables - related parties

Other payables to related parties at December 31, 2019 consisted of payment of $3,878 made by Mr. Hong Wang, the CEO and majority shareholder of the Company, on behalf of the Company.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

B. Significant Changes

Please refer to “Item 4. Information of the Company – B. Business Overview - Recent Development.”

Item 9.	The Offer and Listing

A. Offer and listing details

Not applicable for annual reports on Form 20-F.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our ordinary shares are quoted for trading on the OTC Pink Sheets market maintained by the OTC Market Group, Inc. under the symbol “UWHGF.” There has been no trading for the ordinary shares as of the date of this annual report.

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

We are authorized by our Memorandum and Articles of Association to issue an aggregate of 500,000,000 ordinary shares, par value $0.0001 per share, of which 22,354,793 were issued and outstanding as of the date of this annual report.

B. Memorandum and articles of association

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

Election of directors

Directors are appointed by resolution of shareholders or by resolutions of directors. Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands do not specifically prohibit or restrict the creation of cumulative voting rights for the election of directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and who are entitled to vote at the meeting, and to the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The quorum for a meeting of shareholders is duly constituted if, at the beginning of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum, but otherwise the meeting will be dissolved.

A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholder (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may not resolve to refuse or delay the transfer of any ordinary share unless the shareholder has failed to pay an amount due in respect of it.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable paripassu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), may, for such purpose, set such value as the liquidator deems fair upon any property to be divided, and may determine how such division shall be carried out as among the shareholders.

Calls on ordinary shares and forfeiture of ordinary shares

Our directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. When such a notice has been issued and its requirements have not been complied with, the directors may, at any time before the tender of payment, forfeit and cancel the ordinary shares to which the notice relates.

Issuance of ordinary shares

Our directors may authorize the issuance of shares at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of the directors, subject to the BVI Act, our Memorandum and Articles of Association and any applicable requirements imposed from time to time by the SEC, the FINRA, any stock exchange or the over-the-counter market on which our securities are listed.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our directors:

●	amend our Memorandum and Articles of Association to decrease the maximum number of shares we are authorized to issue;

●	subject to our Memorandum and Articles of Association, divide our authorized and issued shares into a larger number of shares; and

●	subject to our Memorandum and Articles of Association, combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under the BVI Act, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material contracts

There are no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party that is not disclosed in this annual report.

D. Exchange controls

See “Item 4. Information on the Company – B. Business Overview – Regulations - Regulations on Foreign Currency Exchange.”

E. Taxation

See “Item 4. Information on the Company – B. Business Overview – Regulations - Regulations on Tax.”

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any material filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our cash and cash equivalents consist primarily of cash and money market funds in Chinese Renminbi. We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in China. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates in China. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—” for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2019, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control, the Company plans to design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to hire addition personnel with experience in US GAAP financial reporting and control procedures.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Not applicable.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s sole director, officer, and employees. The Code of Ethics is attached as an exhibit to this annual report. The following is a summation of the key points of the Code of Ethics we adopted:

●	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our Company;

●	Full compliance with applicable government laws, rules and regulations;

●	The prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

●	Accountability for adherence to the Code of Ethics.

Item 16C.	Principal Accountant Fees and Services

TAAD LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2019, 2018 and 2017. Audit services provided by TAAD LLP for fiscal years ended December 31, 2019 and 2018 were the examination of the consolidated financial statements of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TAAD LLP’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 were $60,000, $50,000 and 55,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

TAAD LLP did not provide audit related service during the fiscal years ended December 31, 2019, 2018 and 2017.

Tax Fees

TAAD LLP did not provide tax services for the fiscal years ended December 31, 2019, 2018 and 2017.

All Other Fees

The Company has not paid TAAD LLP for any other services in fiscal years ended December 31, 2019, 2018 and 2017.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by persons other than TAAD LLP’s full-time permanent employees was nil.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E .	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

Item 16F.	Change in Registrant’s Certifying Accountant

There has been no change in Registrant’s certifying accountant during the fiscal year ended December 31, 2019.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description
3.1(1)	Memorandum and Articles of Association of United World Holding Group Ltd.
4.1(1)	Form of Consulting and Service Agreement between Yunnan United World Enterprise Management Co., Ltd. and United Culture Exchange (Beijing) Co., Ltd.
4.2(1)	Form of Equity Pledge Agreement among Yunnan United World Enterprise Management Co., Ltd., United Culture Exchange (Beijing) Co., Ltd., and its shareholders
4.3(1)	Form of Equity Option Agreement among Yunnan United World Enterprise Management Co., Ltd., United Culture Exchange (Beijing) Co., Ltd., and its shareholders
4.4(1)	Form of Voting Rights Proxy and Financial Supporting Agreement among Yunnan United World Enterprise Management Co., Ltd., United Culture Exchange (Beijing) Co., Ltd., and its shareholders
8.1(1)	List of Subsidiaries
11.1(1)	Code of Business Conduct and Ethics of United World Holding Group Ltd.
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Form F-1 filed with the SEC on January 18, 2019.

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United World Holding Group Ltd.

By:	/s/ Hong Wang
	Name:	Hong Wang
	Title:	Chief Executive Officer Chief Financial Officer and Sole Director (Principal Executive Officer and Principal Accounting and Financial Officer)

Date: July 29, 2020

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

United World Holding Group Ltd. And Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of United World Holding Group Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States.

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

/s/ TAAD LLP

We have served as the Company’s auditor since 2018

Diamond Bar, California

July 29, 2020

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalent	$249,430	$47,149
Accounts receivable, net	170,085	178,883
Accounts receivable - related parties, net	53,458	151,612
Inventories, net	1,113,783	-
Other receivables	919,342	-
Other receivables - related parties	-	60,828
Prepayments - related parties	350,726	-
Prepayments and other current assets	625,109	4,120,865

Total current assets	3,481,933	4,559,337

Property and equipment, net	22,614	9,576
Right of use asset	121,777	-

Total assets	$3,626,324	$4,568,913

LIABILITIES AND EQUITY
Current liabilities

Other payables and accrued liabilities (all balances are included in the consolidated VIE and are without recourse to UWHG)	11,249	15,307
Other Payables - related parties (all balances are included in the consolidated VIE and are without recourse to UWHG)	3,878	-
Advance from customer - related parties (all balances are included in the consolidated VIE and are without recourse to UWHG)	-	581,526
Taxes payable (all balances are included in the consolidated VIE and are without recourse to UWHG)	80,993	37,586
Lease liability - current (all balances are included in the consolidated VIE and are without recourse to UWHG)	58,630	-

Total current liabilities	154,750	634,419

Lease liability - non current (all balances are included in the consolidated VIE and are without recourse to UWHG)	63,147	-

Total liabilities	217,897	634,419

Commitments and contingency	-	-

Stockholders' Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,354,793 shares issued and outstanding at December 31, 2019 and 2018	2,235	2,235
Additional paid-in capital	6,576,401	6,576,401
Subscription receivable	-	(2,354,793)
Retained earnings (Accumulated deficit)	(2,799,967)	34,784
Accumulated other comprehensive income (loss)	(370,242)	(324,133)
Total equity	3,408,427	3,934,494

Total liabilities and equity	$3,626,324	$4,568,913

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2019	2018	2017

SERVICE REVENUE - third parties	$555,802	$418,949	$323,552
SERVICE REVENUE - related parties	363,370	666,505	81,406
TOTAL REVENUE	919,172	1,085,454	404,958

COST OF REVENUE	1,160,183	737,542	281,015

GROSS PROFIT	(241,010)	347,912	123,943

OPERATING EXPENSES:
Selling	532,920	46,414	53,776
General and administrative	1,414,814	141,912	193,442
Total operating expenses	1,947,734	188,326	247,218

INCOME (LOSS) FROM OPERATIONS	(2,188,744)	159,586	(123,275)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	41	305	86
Other finance expenses	-	(612)	(202)
Impairment on prepaid investment	(651,973)	-	-
Other non-operating income (expense)	5,925	956	(302)
Total other income (expense), net	(646,007)	649	(418)

INCOME BEFORE INCOME TAXES	(2,834,751)	160,235	(123,693)

PROVISION FOR INCOME TAXES	-	19	-

NET INCOME( LOSS)	(2,834,751)	160,216	(123,693)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(46,109)	(337,055)	14,847

COMPREHENSIVE INCOME (LOSS)	(2,880,860)	(176,839)	(108,846)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	22,354,793	20,161,287	20,000,000

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.13)	$0.01	$(0.01)

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated
			Additional			other
	Ordinary shares		paid-in	Subscription	Retained	comprehensive
	Shares	Amount	capital	receivable	earnings	income (loss)	Total
Balance, December 31, 2016	20,000,000	2,000	-	-	(1,739)	(1,925)	(1,664)
Registered capital contribution			462,077				462,077
Net income					(123,693)		(123,693)
Foreign currency translation adjustments						14,847	14,847
Balance, December 31, 2017	20,000,000	$2,000	$462,077	$-	$(125,432)	$12,922	$351,567
Registered capital contribution			3,759,766				3,759,766
Shares sold for cash	2,354,793	235	2,354,558	(2,354,793)			-
Net income					160,216		160,216
Foreign currency translation adjustments						(337,055)	(337,055)
Balance, December 31, 2018	22,354,793	$2,235	$6,576,401	$(2,354,793)	$34,784	$(324,133)	$3,934,494
Shares sold for cash				2,354,793			2,354,793
Net income					(2,834,751)		(2,834,751)
Foreign currency translation adjustments						(46,109)	(46,109)
Balance, December 31, 2019	22,354,793	$2,235	$6,576,401	$-	$(2,799,967)	$(370,242)	$3,408,427

See notes to the consolidated financial statements.

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,834,751)	$160,216	$(123,693)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	5,445	2,644	2,347
Bad debt expenses	125,180	-	-
Impairment on prepaid investment	651,973	-	-
Change in operating assets and liabilities
Inventories	(1,122,391)	-	-
Accounts receivable	(118,507)	81,504	(272,027)
Accounts receivable - related parties	97,054	(104,664)	(53,791)
Other receivables	(926,167)	-	-
Other receivables - related parties	60,552	(63,204)	-
Prepayments - related parties	(353,437)	-	-
Prepayments and other current assets	2,820,285	(4,260,708)	(15,050)
Other payables and accrued liabilities	(3,902)	8,542	(1,820)
Other payables – related parties	3,907	-	-
Taxes payable	44,204	24,284	15,027
Net cash used in operating activities	(1,550,555)	(4,151,386)	(449,007)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(18,702)	(6,042)	(6,905)

Net cash used in investing activities	(18,702)	(6,042)	(6,905)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	-	3,582,420	464,078
Shares sold for cash	2,354,793	-	-
Advance from customer - related party	(578,888)	-	614,751
Net cash provided by financing activities	1,775,905	3,582,420	1,078,829

EFFECT OF EXCHANGE RATE ON CASH	(4,367)	(12,698)	10,498

CHANGES IN CASH	202,281	(587,706)	633,415

CASH AND CASH EQUIVALENT, beginning of year	47,149	634,855	1,440

CASH AND CASH EQUIVALENT, end of year	$249,430	$47,149	$634,855

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

See notes to the consolidated financial statements

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

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

Recent Development

As our event planning and lodging business were heavily impacted by the travel restriction and quarantine as a result of Covid-19 starting from January 2020, we have branched out to build a new line of business, namely livestream sales, to duplicate our offline businesses online. As of the date of this annual report, we have collaborated with manufacturers of tablets, cell phones, Chinese spirits, dietary supplements and cosmetic products, with our event organizers performing the role of livestreaming host.

As COVID-19 continues to impact our business and operation in the second half of 2020, we are going to bring our existing business model online and organize industry seminars, conferences and events online for our corporate clients. We anticipate that online conference can be a valuable alternative to corporates and organizations to host meeting and functions.

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

The balance sheet amounts, with the exception of equity, on December 31, 2019 and 2018, were translated at 6.9632 RMB and 6. 8785 RMB to $1.00, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to statements of operations and comprehensive income (loss) accounts for the years ended December 31, 2019, 2018 and 2017 were 6.9098 RMB, 6.6199 RMB, and 6.7563 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods and, therefore, amounts reported on the statement of cash flows would not necessarily agree with changes in the corresponding balances on the consolidated balance sheet. The transactions dominated in HKD are immaterial.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks within the PRC. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

During the normal course of business, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable based on assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Bad debts are written off against the allowance after all collection efforts have ceased. For the years ended December 31, 2019, 2018 and 2017, the Company recorded bad debt expenses of $125,180, $0 and $0, respectively. The average collection term for accounts receivable was three to twelve months.

Inventories

Inventories consist of dietary supplements and cosmetic products ready for sale and are stated at the lower of cost or net realizable value. The Company values inventories using the weighted average costing method. The Company’s policy is to include as a part of inventories any freight incurred to ship the products from contract manufacturers to its warehouses. Outbound delivery costs for shipping to customers are considered period costs and reflected in selling, general and administrative expenses. The Company regularly review inventories and consider forecasts of future demand, market conditions and product obsolescence.

If the estimated realizable value of inventories is less than cost, the Company makes provisions to reduce its carrying value to its estimated market value. As of December 31, 2019 and 2018, the balance for the inventories totaled $1,113,783 and $0, respectively. There was no obsolescence reserve at December 31, 2019 and 2018, respectively.

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

As of December 31, 2019 and 2018, management believes no impairment charge is necessary.

Leases

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, which requires lessees to recognize the rights and obligations created by leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-11, Targeted Improvements, ASU No. 2018-10, Codification Improvements to Topic 842, and ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations.

The new standard became effective April 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company adopted the new standard on January 1, 2019 using the modified retrospective transition approach as of the effective date of the initial application. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits entities not to reassess under the new lease standard prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements.

The most significant effects of the adoption of the new standard relate to the recognition of new ROU assets and lease labilities on our balance sheet for office operating leases and providing significant new disclosures about our leasing activities.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company has also elected the short-term leases recognition exemption for all leases that qualify. This means that the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets and lease liabilities, for existing short-term leases of those assets in transition. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for its leases. All existing leases are reported under this rule.

Under ASC 840, leases were classified as either capital or operating, and the classification significantly impacted the effect the contract had on the company’s financial statements. Capital lease classification resulted in a liability that was recorded on a company’s balance sheet, whereas operating leases did not impact the balance sheet. Since the Company elected not to recast the prior year financial statements and the Company did not have any long term lease contracts prior to 2019, the Company did not have operating lease right-of-use asset or operating lease liabilities for prior year financial statements after the new adoption. As of December 31, 2019, the Company recorded $121,777 of operating lease right-of-use asset and $121,777 of operating lease liabilities.

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

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. As of December 31, 2019 and 2018, there are no assets or liabilities that are measured and reported at fair value on a recurring basis.

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

The PRC operating companies were subject to value added tax (VAT) and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 3%. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Revenue is recognized net of VAT in the consolidated statement of operations. As of December 31, 2019 and 2018, the VAT payable was $80,993 and $37,586, respectively.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues and tax evasion, the statute of limitation is ten years and twenty years, respectively. The tax returns of the Company’s subsidiary and the PRC Operating Companies are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2018, respectively.

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

There were no potentially dilutive securities outstanding as of December 31, 2019 and 2018, respectively.

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

Defined contribution plan

The full-time employees of the PRC Operating Companies are entitled to staff welfare benefits including medical care, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $16,710, $11,903 and $8,841 for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019 and 2018, the accrued contribution was $0 and $917, respectively.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company adopted this ASU on the consolidated financial statements in the year ended December 31, 2019.

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

The carrying amount of the VIE’s assets and liabilities are as follows for the periods indicated:

	December 31, 2019	December 31, 2018
Total assets	$2,997,148	$4,568,913
Total liabilities	$92,243	$634,419

The operating results of the VIE are as follows for the years indicated:

	2019	2018	2017
Revenue	$919,172	$1,085,454	$404,958
Net profit (loss)	$(2,111,710)	$160,216	$(123,693)

Note 4 - Accounts receivable, net

Accounts receivable, net consisted of the following as of the date indicated:

	December 31, 2019	December 31, 2018
Accounts receivable	$295,265	$178,883
Accounts receivable - related parties	$53,458	$151,612
Less: allowance for doubtful accounts	$125,180	$-
Total accounts receivable, net	$223,543	$330,495

Bad debt expenses were $125,180, $0 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively.

Note 5 – Other receivables, prepayments and other current assets

As of December 31, 2019 and 2018, other receivables were $919,342 and $0, which consisted of payment of $890,396 upon signing of an agreement to purchase RVs for business use and $28,948 advance to employees for miscellaneous expenses. In first quarter of 2020, the vehicle purchase agreement was cancelled due to outbreak of COVID-19 and the payment of $890,396 was returned to the Company.

Prepayments and other current assets consisted of the following as of the date indicated:

	December 31, 2019	December 31, 2018
Deposit	$5,714	$3,482
Prepaid event costs	$28,292	$2,784,295
Prepaid investment	$-	$825,834
Prepaid software development fees	$430,836	$436,142
Prepaid product costs	$97,010	$-
Prepaid expenses	$63,257	$71,112
Total	$625,109	$4,120,865

Prepaid event costs consisted of payments made during planning stage and deposits to secure rooms and spaces for events and conferences. The event costs will be expensed upon performance of services and the excess amounts will be refunded.

Prepaid investment was advance payments for investments in equity ownerships of up to 40% in three companies. As of December 31, 2019, the remaining balance of $651,973 was fully impaired and was recorded as impairment on prepaid investment.

Prepaid software development fees were made to an unrelated party, Hanwen Technology Co., Ltd. for development of a soft media platform and films. As of the date of this report, the development had not been completed.

Prepaid product costs were made to several unrelated companies for products to be sold through live streaming channels.

Prepaid expenses primarily consisted of prepayment made for services.

Note 6 - Property and equipment, net

Property and equipment consisted of the following as of the date indicated:

	December 31, 2019	December 31, 2018
Office equipment and furniture	$21,755	$14,567
Leasehold improvements	$11,192	$-
Less: accumulated depreciation	$(10,333)	$(4,991)
Plant and equipment, net	$22,614	$9,576

Depreciation expenses were $5,445, $2,644 and $2,347 for the years ended December 31, 2019, 2018 and 2017, respectively.

Note 7 - Related party transactions

The following is the list of the related parties to which the Company has transactions with:

(a) Jiangsu United RV-Sharing Management Co., Ltd. (“JURV”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 22.55% equity interest.

(b) Xuete (Shanghai) Network Technology Co., Ltd. (“Xuete”), the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 92.0% equity interest.

(c) Sandushuizun County Sanshui Yijia Travel Services Co., Ltd. (“Sanshui Yijia”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(d) Beijing Xuete Northern Medical Biotechnology Co., Ltd. (“Beijing Xuete”), the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 55.2% equity interest.

(e) Shenzhen Boruiju Culture Media Co., Ltd. (“Shenzhen Boruiju”) (previously named Shenzhen United Netgame Culture Media Co., Ltd. (“Shenzhen United Netgame”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 63.57% equity interest.

(f) Dongguan Artist Network Technology Co., Ltd. (“Dongguan Artist Network”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 54% equity interest.

(g) Hangzhou Guanding Education Information Consulting Co., Ltd. (“Hangzhou Guanding”), the entity in which the Company’s majority shareholder, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 8.43% equity interest

(h) Hangzhou Jituji Digital Technology Co., Ltd. (“Hangzhou Jituji”), the entity in which the Company’s majority shareholders, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 10.53% equity interest.

(i) Shenzhen Qianhai Wanshangbao Technology Co., Ltd. (“Wanshangbao”), the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 33% equity interest.

(j) Guizhou United World Enterprise Management Co., Ltd. (“Guizhou United World”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(k) Huoerguosi Guoranfeifan Culture Development Co., Ltd. (“Huoerguosi Guoranfeifan”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 90% equity interest.

(l) Ruihui Zheng, a minority shareholder of the Company.

(m) Jun Shen, a minority shareholder of the Company.

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2019	December 31, 2018

(d) Beijing Xuete	$34,754	$34,310
(e) Shenzhen Boruiju	$-	$35,889
(f) Dongguan Artist Network	$-	$21,807
(g) Hangzhou Guanding	$-	$21,807
(h) Hangzhou Jituji	$-	$37,799
(j) Guizhou United World	$18,704	$-

Total	$53,458	$151,612

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2019 and 2018. For the years ended December 31, 2019, 2018 and 2017, the Company recognized revenues of $363,370, $666,505 and $81,406, respectively, from related parties.

Other receivables - related parties

Other receivables from related parties at December 31, 2018 consisted of advance payment of $60,828 to Jun Shen, a minority shareholder of the Company, for office relocation registration, moving expenses, rental expenses, etc. In the first quarter of 2019, the payment was expensed upon completion of the relocation. As of December 31, 2019, other receivables from related parties were $0.

Prepayments - related parties

Prepayments to related parties were for consulting, IT services and future event organizing costs, which consisted of the following as of the dates indicated:

Name of related party	December 31, 2019	December 31, 2018
(b) Xuete	$125,119	$-
(e) Shenzhen Boruiju	$143,325	$-
(f) Dongguan Artist Network	$23,997	$-
(i) Wanshangbao	$10,900	$-
(j) Guizhou United World	$1,781	$-
(k) Huoerguosi Guoranfeifan	$45,604	$-

Total	$350,726	$-

Advance from customer - related parties

Advance from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2019	December 31, 2018
(c) Sanshui Yijia	$-	$581,526
Total	$-	$581,526

Advance from Sanshui Yijia was resulted from a service agreement entered on October 1, 2017. Pursuant to the agreement, United Culture shall provide marketing and promotion services for Sanshui Yijia for a term of five years. United Culture shall also provide data base for development of an e-commerce app. Upon signing of the agreement, Sanshui Yijia paid $581,526 (RMB 4.0 million) as advance payment. As of December 31, 2019, the Company had recorded $185,375 of revenues and returned the remaining balance to Sanshui Yijia.

Other payables - related parties

Other payables to related parties at December 31, 2019 consisted of payment of $3,878 made by Mr. Hong Wang, the CEO and majority shareholder of the Company, on behalf of the Company.

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

The Company’s PRC Operating Companies have an aggregate net operating loss carry forward available amounting to approximately $2.2 million to offset taxable income of the individual subsidiaries for the next ten years.

Uncertain tax positions

There were no unrecognized tax benefits as of December 31, 2019 and 2018, respectively. Management does not anticipate any potential future adjustments in the next twelve months, which would result in a material change to its tax positions. For periods presented, the Company did not incur any interest and penalties.

Note 9 - Equity

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

On December 7, 2018, through a Regulation S offering, the Company sold a total of 2,354,793 ordinary shares to 58 shareholders, at a price of $1.00 per share for an aggregate purchase price amount of $2,354,793. As of December 31, 2018, the subscribed amount of $2,354,793 was recorded as subscription receivable. The Company received the full subscribed amount of $2,354,793 in 2019. The shares sold were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S. As of the date of this report, none of our outstanding ordinary shares are held by record holders in the United States.

As of December 31, 2019 and 2018, the numbers of issued and outstanding shares of common stock were 22,354,793 and 22,354,793, respectively.

Restricted net assets

The registered capital of the VIE was RMB 23 million (approximately $3.6 million), which was fully paid in during the period ended June 30, 2018. As of December 31, 2019 and 2018, the VIE’s total paid in capital was $4,221,843 and $4,221,843, respectively.

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

As of December 31, 2019 and 2018, the PRC Operating Companies did not have any appropriation of retained earnings for their statutory reserves.

As a result of the foregoing restrictions, PRC Operating Companies are restricted in their ability to transfer their net assets to United World BVI. Foreign exchange and other regulation in the PRC may further restrict the PRC Operating Companies from transferring funds to United World BVI in the form of dividends, loans and advances. As of December 31, 2019 and 2018, amounts restricted are the net assets of the PRC Operating Companies, which amounted to $2,149,535 and $3,934,494, respectively.

Note 10 - Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

As of December 31, 2019 and 2018, $249,430 and $47,149 were deposited with various major financial institutions located in Hong Kong and PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the year ended December 31, 2019, none of our customers accounted for more than 10% of the Company’s total revenues. For the years ended December 31, 2018 and 2017, three and six customers accounted for 47% and 85% of the Company’s total revenues. Revenues from related parties accounted for 19%, 61%, and 20% of the total revenues for the years ended December 31, 2019 and 2018.

For the year ended December 31, 2019, none of our suppliers accounted for more than 10% of the Company’s total purchases. For the years ended December 31, 2018 and 2017, one and three suppliers accounted for 38% and 72% of the Company’s total purchases.

Note 11 - Commitments and contingencies

Lease commitment

The Company has entered into a lease agreement for office with a lease period ranging from January 10, 2019 to January 9, 2022. Total commitment for the full term of the lease will be $199,085. After the adoption of ASC842, $121,777 of operating lease right-of-use asset and $121,777 of operating lease liabilities were reflected on the December 31, 2019 financial statements.

Year Ended December 31, 2019
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$66,875

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2019	$57,712
Remaining lease term – operating leases (in years)	2.0
Average discount rate – operating leases	8%
The supplemental balance sheet information related to leases for the period is as follows:
Operating leases
Right-of-use assets	$121,777
Total operating lease assets	$121,777
Short-term operating lease liabilities	$58,630
Long-term operating lease liabilities	$63,147
Total operating lease liabilities	$121,777

Maturities of the Company’s lease liabilities are as follows:

Operating
Years ending December 31,	Lease
2020	$66,362
2021	66,362
Total lease payments	132,723
Less: Imputed interest/present value discount	(10,947)
Present value of lease liabilities	$121,777

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

Note 12 - Subsequent events

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. The outbreak had resulted in a material adverse impact on the Company’s financial position, operations and cash flows for fiscal year 2020. Based on the Company’s operating results from January 1, 2020 through the date of this report, the Company expects a lower amount of revenue and net income during 2020.