Form 20-F
period 2020-12-31
United World Holding Group Ltd.
filed 2021-05-17
CIK 1763543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are United States dollars. The exchange rates in effect as of December 31, 2020, 2019 and 2018 were US $1.00 for RMB 6.5306, RMB 6.9632 and RMB 6.8785, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2020, 2019, and 2018 and the selected consolidated balance sheets data as of December 31, 2020, 2019, and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

	For the Years Ended December 31,
	2020	2019	2018
Statement of operation data:
Total revenue	$1,010,435	$919,172	$1,085,454
Gross profit (loss)	$580,990	$(241,010)	$347,912
Operating expenses	$1,022,812	$(1,947,734)	$(188,326)
Income (loss) from operations	$(441,822)	$(2,188,744)	$159,586
Total other income (expenses), net	$(249)	$(646,007)	$649
Provision for income taxes (benefits)	$-	$-	$19
Net income (loss)	$(442,071)	$(2,834,751)	$160,216

Weighted average Ordinary Shares outstanding	22,354,793	22,354,793	20,161,287
Earnings (loss) per share	$(0.02)	$(0.13)	$0.01

Balance sheet data:
Current assets	$3,343,428	$3,481,933	$4,559,337
Total assets	$3,425,741	$3,626,324	$4,568,913
Current liabilities	$261,638	$154,750	$634,419
Total liabilities	$261,638	$217,897	$634,419
Total equity	$3,164,103	$3,408,427	$3,934,494

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

While we generated $1,010,435 in revenue and incurred a net loss of $442,071 for the fiscal year ended December 31, 2020, we generated $919,172 in revenue and incurred a net loss of $2,834,751 during the year ended December 31, 2019, and we produced a net income of $160,216 during year ended December 31, 2018. If our costs increase as we start expanding our business and operations, we may continue to incur losses in the future.

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

The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. In addition, after COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. The Chinese government has also implemented strict nationwide containment measures against COVID-19, including travel restrictions, lock-downs of certain cities and temporary closures of certain businesses. The travel and entertainment industry has been severely affected by the outbreak of COVID-19 in 2020. These measures could slow down the development of the Chinese economy and adversely affect global economic conditions and financial markets. Such containment measures and reduced traveler traffic negatively affected our event planning business.

The overall impact of COVID-19 on our business, liquidity and results of operations is unknown at this time. Moreover, COVID-19 may not be eliminated and such outbreak may recur. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. Please see “Impact of the COVID-19 Pandemic” in this report.

Our business is sensitive to Chinese economic conditions. A severe or prolonged downturn in the Chinese economy could materially and adversely affect our revenues and results of operations.

Our business and operations are primarily based in China. We depend on domestic businesses and leisure travel customers in China for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the economies and travel industries primarily of China.

As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016, and from 2018 to 2020. It is uncertain whether the growth of the Chinese economy will continue to slow down in the future. Additionally, the Chinese economy has been negatively impacted as a result of the strict nationwide containment measures in China against COVID-19, including travel restrictions, lock-downs of certain cities and temporary closures of certain businesses. These measures could slow down the development of the Chinese economy and adversely affect global economic conditions and financial markets. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the increases in labor costs; (v) a decrease in exports due to weaker overseas demand; (vi) failure to boost domestic consumption; and (vii) challenges resulting from international and geopolitical situations, especially the US-China trade war and the overall tension between such two nations.

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

The hospitality industry in China is also intensively competitive. We are competing not only with hotels, resorts, but also with a growing number of B&B inns where the competition is mainly based on location, room rates, entertainment facilities, brand recognition, the quality of accommodations and service levels. According to the 2020 B&B Industry Development Research Report published by the China Tourism Association, there are approximately 3 million B&B inns in China, an increase of more than 25% from 2019. Our typical business customers and leisure travelers may change their travel, spending and consumption patterns and choose hotels or B&B inns in different segments. New and existing competitors may offer more competitive rates, more comprehensive accommodation packages, greater convenience and services, or superior facilities, which could result in a decrease in occupancy and average daily rates of our B&B inns. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

Our B&B inns are subject to various compliance and operational requirements under the PRC laws and regulations, some of which are still evolving and are subject to change. See “Regulation - Regulations on Hotel Operation.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. If we were not in full compliance with any of the applicable requirements, such as environmental, health and safety laws, we might be subject to potentially significant monetary damages and fines or the suspension of operations and development activities.

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

We have relied and expect to continue to rely on contractual arrangements with United Culture and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE constituted all of our revenues in 2020, 2019 and 2018.

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

Our ordinary shares are not listed on any national securities exchange. Accordingly, investors may find it more difficult to buy and sell our shares than if our ordinary shares were traded on an exchange. Although our ordinary shares are quoted on the OTC Pink, it is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the Nasdaq Stock Markets or other national securities exchange. These factors may have an adverse impact on the trading and price of our ordinary shares.

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

B. Business Overview

United World Holding Group Ltd. (“United World BVI”) was incorporated in the British Virgin Island in 2018, and primarily conducts business through its variable interest entity (“VIE”), United Culture Exchange (Beijing) Co., Ltd. (“United Culture”). United Culture was incorporated under the laws of PRC in October 2016 with a registered capital of RMB 23 million. We started cultural event planning business since inception and launched culture-themed bed and breakfast (B&B) inns business in June 2019. We are domestically oriented and have a global ambition. We operate our business based on the principle to build cultural confidence and make ecological progress. Our strategies are to be light in asset, to develop soft power, to diversify operation and to build cross-boundary cooperation.

We thrive to create cultural experience for our customers. With the daily exposure to vast amount of information, people’s attention has been constantly diverted to the newest and fastest technological development. Culture and tradition have been neglected and are slowly fading away from everyday life.

With this market observation, our Company was founded to introduce cultural components into our social lives and business activities. Since inception, we have been keen on promoting and bringing to people’s attention culture and tradition in our daily life. After research and analysis, we found a way to implement our mission in the existing industry and introduced to the market place two lines of business services, cultural event planning and B&B lodging. While the event planning business began to generate income in June 2017, the B&B inns business will restart to bring in revenue after the pandemic situation settles down.

Impact of the COVID-19 Pandemic

Since December 2019, there has been an outbreak of a novel strain of coronavirus (COVID-19) in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020. In response to this pandemic, China, the United States and many other countries and jurisdictions have taken, and may continue to adopt, additional restrictive measures to contain the virus’s spread, such as quarantines, travel restrictions and work from home policies. These measures have slowed down the development of the Chinese economy and adversely affected the global economic conditions and financial markets. We currently derive all our revenues in China. The outbreak of this virus caused wide-ranging business disruptions and traffic restrictions in China in 2020, and with its continued spread globally, the virus’s adverse impact on business activities, travels and overall GDP in China and other parts of the world has been unprecedented and is expected to continue in the foreseeable future. While the Chinese government’s efforts have slowed down the virus’s spread, there has been resurgences in China from time to time, particularly in winter and spring. As the pandemic expands globally, the world economy is suffering a noticeable slowdown. Commercial activities throughout the world have been and could continue to be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces.

As a result of the pandemic of COVID-19 in China, our operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel, and other restrictions. These adverse effects could include our ability to market and organize our culture-themed events and delayed launch of our B&B business. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the coronavirus or any other epidemic disease, since our employees could be quarantined and/or our office be shut down for disinfection.

The downturn brought by and the duration of the coronavirus pandemic is difficult to assess or predict and the actual effects will depend on many factors beyond our control, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact. While China and many other countries have been administering COVID-19 vaccines, it remains uncertain whether and when the vaccines will be able to effectively contain the pandemic. The extent to which COVID-19 continues to impact our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial condition and prospects could be adversely affected directly, as well as to the extent that the coronavirus or any other epidemic harms the Chinese economies in general.

Our Services

During the onset of our business, we designed our business modal to combine two lines of services, namely the cultural event planning service and the cultural themed B&B service. Whereas the event planning sector organizes programs and conferences during the daytime and brings in customers for the B&B sector, the B&B sector provides accommodation for the event participants and for other general travelers. Therefore, the two lines are intertwined to stimulate growth for each other.

As we entered the fourth year of full operation in 2020, we were keen to discover new growth engine and introduce additional line of services to complement and expand our existing event planning and B&B business model. Livestreaming e-commerce appeared to be a strategic component as we saw business opportunities in the marketing and sales effect of livestreaming hosts. This happened as our event planning and lodging businesses were heavily impacted by the travel restriction and quarantine as a result of COVID-19.

Cultural Event Planning

For family consumers

Based on our market study, although impacted by COVID-19 in the first two quarters in 2020, there is an increasing demand from family consumers in China to organize events that are based on or derived from Chinese culture and family tradition, such as traditional Chinese wedding ceremony or Confucious-styled commencement. In order to fulfill these demands, we provide personalized event planning services and help design and organize events that reflect Chinese culture and family heritage.

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

Culture–Themed B&B Inns (to be launched)

Although travel restrictions imposed as a result of COVID-19 delayed the launch of our B&B Inns business, which we are closely monitoring, tourism has been flourishing during the past decade and rapid development in transportation has significantly improved traveling experience for business and for leisure. The increased volume of traveling has driven up demand of accommodation. In the recent years, the B&B business model, as a modern form of travelling and relaxing, has gained market popularity, especially among young generation.

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

Livestreaming E-Commerce

Livestreaming, an innovative recreational form, initially appeared on the Chinese internet in 2017. Since then, platforms such as Kuaishou and tiktok, supported by internet giants Tencent and Alibaba, have brought attention to and increased popularity of livestreaming. As livestreaming gained more recognition and becoming more of a mainstream, hosts are encouraged to create and post content, covering a wide range of topics including personal makeup, dressing advices, home cooking, outdoor activities and even legal consultation, so long as hosts can attract and retain adequate numbers of fans. As livestreaming mushroomed on the internet, some hosts are able to maintain more than 100,000 followers. However, during the initial stage, livestreaming is more for recreational purpose than of any business motivation.

Since late 2019, as a source to generate incomes, many hosts started to market products to their fans on livestream. As a result, livestreaming e-commerce gradually emerged as a powerful competitive force to traditional retail franchises. To reach these fans as potential customers, businesses were keen on collaborating with hosts to market products during livestreaming. Cost bases on these collaborations are usually much lower than mainstream media advertisement while the target audience are more directly filtered and approached. Hosts generally take commission on realized sales, with those livestreaming celebrities at a higher percentage.

Leveraging our resource and expertise in designing and planning of activities, we have branched out to build an additional line of business, namely livestreaming e-commerce, to duplicate our offline business model online and to promote to the market our culture and tradition related products and lifestyles. As of the date of this annual report, we have collaborated with manufacturers of Chinese calligraphy and Chinese herb, with our event organizers performing the role of livestreaming host.

(1) Chinese calligraphy

Chinese calligraphy is a unique art treasure of the world. The formation and development of Chinese calligraphy were closely related to the emergence and evolution of Chinese characters. In the 5,000-year of evolutionary history, Chinese characters were not only created to convey thoughts but also developed into a unique form of culture. While technologies around the globe have advanced into the modern era, traditional Chinese calligraphy continues to shine splendidly in the world's treasure house of arts and cultures.

Chinese calligraphy is well regarded both as a form of art appreciation and as an instrument of investment. As a result, promotions of Chinese calligraphy on livestream have aroused considerable interests from amateur artists and young professionals. Sales of calligraphic works through our livestreaming portals have started to contribute to our revenue generation and are continuing to gain momentum.

(2) Chinese herb

Traditional Chinese medicine originated in the ancient Chinese civilization and dated back over 5,000 years. Chinese herb is the basis of traditional Chinese medicine theories, with practitioners typically utilizing Chinese herbs as well as acupuncture, moxibustion or other therapeutic methods to treat a wide range of symptoms. Chinese herb prescription is not merely a simple compound of several different kinds of herbs; it is a dedicated combination derived from repeated practices. Moreover, Chinese herb can not only treat diseases, but it can also be used to nourish our body parts and improve our health conditions.

In this contemporary age, we are all exposed excessive stresses and anxieties from different angles of lives. Many of us have been overstretching ourselves and experiencing subhealthy situations. Consequently, our Chinese herbal products, extracts of hyaluronic acid and antrodia camphorata, have become popular daily complements to those who are anxious to improve their health conditions. Herbal extracts will remain to be the icon products of our livestreaming business.

As COVID-19 continues to impact our business and operation since 2020, we are going to bring our existing offline business model online and organize industry seminars, conferences and events online for our corporate clients. We anticipate that online conference can be a valuable alternative to corporations and organizations to host meetings and functions. We believe our focus on bringing our business online is beneficial to us in the short term and the long run as this potentially introduces an additional source of revenue even after the COVID-19 eventually faded away.

Customers and Suppliers

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of our overall purchasing. For the year ended December 31, 2020, two suppliers accounted for 88% of the Company’s total purchases. For the year ended December 31, 2019, none of our suppliers accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2018, one supplier accounted for 38% of the Company’s total purchases.

Customers

We consider our major customers to be those customers that accounted for more than 10% of our sales revenue. For the year ended December 31, 2020, one customer accounted for 10% of the Company’s total revenues. For the year ended December 31, 2019, none of the customers accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2018, three customers accounted for 47% of the Company’s total revenues. Revenues from related parties accounted for 37%, 40%, and 61% of the total revenues for the years ended December 31, 2020, 2019, and 2018.

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

Livestreaming

Promoting products and realizing sales through livestreaming came as a natural extension of our event planning business. Besides, both Chinese calligraphy and Chinese herb are already widely appreciated amongst the general public. With relevant trainings on the product knowledge and usage, our event organizers can quickly acquire the product specifics and directly connect to their fans.

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

C. Organizational structure.

Below is a chart illustrating our current corporate structure:

D. Property, Plant and Equipment

Lease commitments

The Company has entered into a lease agreement for office with a lease period ranging from January 10, 2019 to January 9, 2022. Total commitment for the full term of the lease will be $199,085. Rent expenses for the years ended December 31, 2020, 2019 and 2018 were $66,969, $66,875 and $16,356, respectively.

The Company’s commitments for minimum lease payments under this operating lease as of December 31, 2020 for the remaining term are as follows:

Minimum lease payment
Year ending December 31, 2021	$70,758
Total	$70,758

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2020, we had two registered copyright in China, one registered trademark in China, and owned two domain names.

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

Over the past few years, we have seen a growth motion of our revenues and market shares. In summary, we generated total revenue of $1,010,435 for the year ended December 31, 2020, an increase of revenue by 9.93%, compared to the fiscal year ended December 31, 2019, during which we generated $919,172 in revenue.

2020 turned out to be a special and difficult year for our business because of the outbreak of COVID-19 and its consequent impacts. It was not until the fourth quarter that in-person gathering were permitted to take place with the attendance capped at 50 individuals. Nevertheless, we were able to derive a large portion of revenue from product sales via livestreaming and planning services for online events.

The following table presents an overview of our results of operations for the years ended December 31, 2020, 2019 and 2018:

	US dollars
	For the Year Ended December 31,
	2020	2019	2018
Service revenue – third parties	$636,236	$555,802	$418,949
Service revenue – related parties	374,199	363,370	666,505
Total revenue	1,010,435	919,172	1,085,454
Cost of revenue	(429,445)	(1,160,183)	(737,542)
Gross profit (loss)	580,990	(241,010)	347,912
Operating expenses:
Selling	347,443	532,920	46,414
General and administrative	675,369	1,414,814	141,912
Total operating expenses	1,022,812	1,947,734	188,326
Income (loss) from operations	(441,822)	(2,188,744)	159,586
Other income (expense)
Interest income (expenses)	615	41	305
Other finance expenses	(1,240)	-	(612)
Impairment on prepaid investment	-	(651,973)	-
Other non-operating income (expense)	376	5,925	956
Total other income (expense), net	(249)	(646,007)	649
Income (loss) before income taxes	(442,071)	(2,834,751)	160,235
Provision for income taxes	-	-	19
Net income (loss)	(442,071)	(2,834,751)	160,216

Revenue

We generated $1,010,435, including $374,199 from related parties, in revenue for the fiscal year ended December 31, 2020, as compared to $919,172 and $1,085,454 for the years ended December 31, 2019 and 2018. While there was a moderate increase in revenue in 2020 because of the addition of livestreaming business, the general growth pattern in revenues from 2018 to 2019 and 2020 was primarily due to strategic planning and marketing efforts started in 2018, our business has moved onto a steady growth track.

Cost of Revenue

Total cost of revenue was $429,445 for the fiscal year ended December 31, 2020, as compared to $1,160,182 and $737,542 for the years ended December 31, 2019 and 2018, respectively. Total cost as a percentage of revenue was 42.50% in 2020, in comparison of 126.22% and 67.95% in 2019 and 2018. The decrease in total cost was because our cost control mechanism deployed in 2020 turned out to be rather effective.

Gross profit

For the reasons discussed above, gross profit was $580,990 for the fiscal year ended December 31, 2020, as compared to gross loss of $241,010 and gross profit of $347,912 for the years ended December 31, 2019 and 2018, respectively.

Selling and Marketing Expenses

We incurred $347,443 in selling and marketing expenses for the fiscal year ended December 31, 2020, as compared to $532,920 and $46,414 for the years ended December 31, 2019 and 2018, respectively. The decrease in selling expenses was mainly due to reduced marketing and promotional expenses occurred in 2020 in comparison with that in 2019.

General and Administrative expenses

We incurred $675,369 in general and administrative expenses for the fiscal year ended December 31, 2020, as compared to $1,414,814 and $141,912 for the years ended December 31, 2019 and 2018, respectively. The decrease in general and administrative expenses was largely because reduced bad debts written off occurred in 2020 as compared with that occurred in 2019.

Income from operations

Because of the factors described above, operating loss was $441,822 for the fiscal year ended December 31, 2020, as compared to operating income of $2,188,744 and operating loss $159,586 for the years ended December 31, 2019 and 2018, respectively.

Other income and expenses

For the fiscal year ended December 31, 2020, we had a total of $249 in other expenses consisting of $615 in interest income, $1,240 in other financial expenses and $376 of other non-operating income, as compared to a total other expense of $646,007 and a total other income of 649 for the years ended December 31, 2019 and 2018, respectively.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2020 was $442,071, as compared to a net loss of $2,834,751 and a net income of $160,216 for the years ended December 31, 2019 and 2018, respectively.

Foreign currency translation

Our foreign currency translation gain for the fiscal year ended December 31, 2020 was $197,747, as compared to foreign currency translation losses of $46,109 and $337,055 for the years ended December 31, 2019 and 2018, respectively.

B. Liquidity and Capital Resources

Cash Flow Summary

The following table summarizes our statement of cash flows for the years ended December 31, 2020, 2019 and 2018.

	For the Years Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(442,071)	$(2,834,751)	$160,216
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	8,640	5,445	2,644
Bad debt expenses	95,736	125,180	-
Impairment on prepaid investment	-	651,973	-
Change in operating assets and liabilities
Inventories	(117,909)	(1,122,391)	-
Accounts receivable	46,920	(118,507)	81,504
Accounts receivable - related parties	(372,930)	97,054	(104,664)
Other receivables	903,829	(926,167)	-
Other receivables - related parties	-	60,552	(63,204)
Prepayments - related parties	(672,448)	(353,437)	-
Prepayments and other current assets	356,969	2,820,285	(4,260,708)
Account payable	78,273	-	-
Other payables and accrued liabilities	3,496	(3,902)	8,542
Other payables – related parties	(3,913)	3,907	-
Taxes payable	9,047	44,204	24,284
Net cash used in operating activities	(106,360)	(1,550,555)	(4,151,386)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	(18,702)	(6,042)

Net cash used in investing activities	-	(18,702)	(6,042)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	-	-	3,582,420
Shares sold for cash	-	2,354,793	-
Advance from customer - related party	-	(578,888)	-
Net cash provided by financing activities	-	1,775,905	3,582,420

EFFECT OF EXCHANGE RATE ON CASH	8,700	(4,367)	(12,698)

CHANGES IN CASH	(97,660)	202,281	(587,706)

CASH AND CASH EQUIVALENT, beginning of year	249,430	47,149	634,855

CASH AND CASH EQUIVALENT, end of year	$151,770	$249,430	$47,149

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Operating Activities:

Net cash used in operating activities for the fiscal year ended December 31, 2020 was $106,360, as compared to net cash of $1,550,555 and $4,151,386 used for the years ended December 31, 2019 and 2018.

Investing Activities:

There was no cash used in investing activities for the fiscal year ended December 31, 2020, as compared to net cash of $18,702 and $6,042 used for the years ended December 31, 2019 and 2018.

Financing Activities:

There was no cash provided by financing activities for the fiscal year ended December 31, 2020, as compared to net cash of $1,775,905 and $3,582,420 provided for the years ended December 31, 2019 and 2018.

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

We don’t have any major contractual obligation outstanding as of December 31, 2020:

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

40

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

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal years ended December 31, 2020, 2019 and 2018 earned by or paid to the chief executive officer and the chief financial officer of the Company, its subsidiaries and VIE, whose total compensation exceeded $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Hong Wang(1)	2020	6,812	0	0	0	0	0	0	6,812
CEO, CFO and Sole Director of United World BVI and United Culture	2019	3,447	0	0	0	0	0	0	3,447

(1)	Hong Wang is the CEO, CFO and Sole Director of United World BVI since July 5, 2018 and the CEO, CFO and Sole Director of United Culture since October 1, 2018.

Agreements with Current Executive Officer

On June 1, 2018, United World entered into a consulting agreement with Hong Wang, our CEO, CFO and sole director. The agreement provides a term from July 5, 2018 to July 4, 2021 and did not provide for compensation.

On September 1, 2018, United Culture entered into a consulting agreement with Hong Wang, its CEO, CFO and sole director. The agreement provides a term from October 1, 2018 to September 30, 2021, with a monthly salary of RMB 2,000 and an annual bonus of 1% of the total net income of the United Culture. For the years ended December 31, 2020 and 2019, Hong Wang received $6,812 and $3,447, respectively, as compensation from United Culture or United World BVI.

Compensation of Director

For the fiscal years ended December 31, 2020, 2019 and 2018, we did not pay compensation to Wang Hong in his capacity as our sole director.

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

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2020	December 31, 2019
(a) JURV	$91,876	$-
(b) Xuete	$45,172	$-
(c) Sanshui Yijia	$188,573	$-
(d) Beijing Xuete	$29,400	$34,754
(e) Shenzhen Boruiju	$35,678	$-
(f) Dongguan Artist Network	$27,563	$-
(g) Hangzhou Guanding	$-	$-
(h) Hangzhou Jituji	$-	$-
(i) Wanshangbao	$15,160	$-
(j) Guizhou United World	$9,953	$18,704
(k) Huoerguosi Guoranfeifan	$7,656	$-

Total	$451,031	$53,458

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2020 and 2019. For the years ended December 31, 2020, 2019 and 2018, the Company recognized revenues of $374,199, $363,370 and $666,505, respectively, from related parties.

Prepayments - related parties

Prepayments to related parties were for consulting, IT services and future event organizing costs, which consisted of the following as of the dates indicated:

Name of related party	December 31, 2020	December 31, 2019
(a) JURV	$11,178	$-
(b) Xuete	$136,641	$125,119
(e) Shenzhen Boruiju	$633,842	$143,325
(f) Dongguan Artist Network	$22,001	$23,997
(g) Hangzhou Guanding	$12,204	$-
(h) Hangzhou Jituji	$5,068	$-
(i) Wanshangbao	$54,664	$10,900
(j) Guizhou United World	$20,283	$1,781
(k) Huoerguosi Guoranfeifan	$39,279	$45,604

Total	$935,160	$350,726

Other payables - related parties

Other payables to related parties at December 31, 2019 consisted of payment of $3,878 made by Mr. Hong Wang, the CEO and majority shareholder of the Company, on behalf of the Company. As of December 31, 2020, other payables to related parties was $0.

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

C. Markets

Our ordinary shares are quoted for trading on the OTCQB maintained by the OTC Market Group, Inc. under the symbol “UWHGF.” There has been no trading for the ordinary shares as of the date of this annual report.

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

As of December 31, 2020, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

TAAD LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2019 and 2018. Audit services provided by TAAD LLP for fiscal years ended December 31, 2019 and 2018 were the examination of the consolidated financial statements of the Company.

WWC, P.C was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2020. Audit services provided by TAAD LLP for fiscal years ended December 31, 2020 were the examination of the consolidated financial statements of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TAAD LLP’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2019 and 2018 were $60,000 and 50,000, respectively, excluding travel and other out-of-pocket expenses.

WWC, P.C’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2020 was $55,000, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

TAAD LLP did not provide audit related service during the fiscal years ended December 31, 2019 and 2018.

WWC, P.C. did not provide audit related service during the fiscal year ended December 31, 2020.

Tax Fees

TAAD LLP did not provide tax services for the fiscal years ended December 31, 2019 and 2018.

WWC, P.C. did not provide tax services for the fiscal years ended December 31, 2020.

All Other Fees

The Company has not paid TAAD LLP for any other services in fiscal years ended December 31, 2019 and 2018.

The Company has not paid WWC, P.C. for any other services in fiscal years ended December 31, 2020.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 that were attributed to work performed by persons other than WWC, P.C.’s full-time permanent employees was nil.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E . PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(1)	Previous Independent Registered Public Accounting Firm

(i) On January 20, 2021, the Company dismissed its independent registered public accounting firm, TAAD LLP.

(ii) The reports of TAAD LLP on the financial statements of the Company for the fiscal years ended December 31, 2019 and 2018, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii) The decision to change the independent registered public accounting firm was recommended and approved by the sole director of the Company.

(iv) During the Company’s most recent fiscal years ended December 31, 2019 and through January 20, 2021, the date of dismissal, (a) there were no disagreements with TAAD LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TAAD LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v) On January 20, 2021, the Company provided TAAD LLP with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On January 20, 2021, the sole director of the Company ratified the appointment of WWC, P.C. as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2020 and December 31, 2019 and any subsequent interim periods through the date hereof prior to the engagement of WWC, P.C., neither the Company, nor someone on its behalf, has consulted WWC, P.C. regarding:

(i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

United World Holding Group Ltd.

Date: May 17, 2021	By:	/s/ Hong Wang
	Name:	Hong Wang
	Title:	Chief Executive Officer Chief Financial Officer and Sole Director (Principal Executive Officer and Principal Accounting and Financial Officer)

UNITED WORLD HOLDING GROUP LTD.

56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
United World Holding Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United World Holding Group Ltd. (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Accounts Receivables

As described in Note 2, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. The assessment of allowance for doubtful accounts requires significant judgement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The audit engagement team performed extended procedures, which includes, among others, obtaining an understanding of the management’s assessment process, evaluating the reasonableness of the relevant inputs and factors used in this process, and developing an independent estimate.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since 2021.

San Mateo, California

May 17, 2021

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

/s/ TAAD LLP

We served as the Company’s auditor from 2018 to 2021

Diamond Bar, California

July 29, 2020

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalent	$151,770	$249,430
Accounts receivable, net	30,625	170,085
Accounts receivable - related parties, net	451,031	53,458
Inventories	1,312,153	1,113,783
Other receivables	24,036	919,342
Prepayments - related parties	935,160	350,726
Prepayments and other current assets	438,653	625,109

Total current assets	3,343,428	3,481,933

Property and equipment, net	14,983	22,614
Right of use asset	67,330	121,777

Total assets	$3,425,741	$3,626,324

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (all balances are included in the consolidated VIE and are without recourse to UWHG)	82,702	-
Other payables and accrued liabilities (all balances are included in the consolidated VIE and are without recourse to UWHG)	15,688	11,249
Other Payables - related parties (all balances are included in the consolidated VIE and are without recourse to UWHG)	-	3,878
Taxes payable (all balances are included in the consolidated VIE and are without recourse to UWHG)	95,918	80,993
Lease liability - current (all balances are included in the consolidated VIE and are without recourse to UWHG)	67,330	58,630

Total current liabilities	261,638	154,750

Lease liability - non current (all balances are included in the consolidated VIE and are without recourse to UWHG)	-	63,147

Total liabilities	261,638	217,897

Commitments and contingency	-	-

Stockholders' Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,354,793 shares issued and outstanding at December 31, 2020 and 2019	2,235	2,235
Additional paid-in capital	6,576,401	6,576,401
Retained earnings (Accumulated deficit)	(3,242,038)	(2,799,967)
Accumulated other comprehensive income (loss)	(172,495)	(370,242)
Total equity	3,164,103	3,408,427

Total liabilities and equity	$3,425,741	$3,626,324

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019	2018
SERVICE REVENUE - third parties	$636,236	$555,802	$418,949
SERVICE REVENUE - related parties	374,199	363,370	666,505
TOTAL REVENUE	1,010,435	919,172	1,085,454

COST OF REVENUE	429,445	1,160,182	737,542

GROSS PROFIT (LOSS)	580,990	(241,010)	347,912

OPERATING EXPENSES:
Selling	347,443	532,920	46,414
General and administrative	675,369	1,414,814	141,912

Total operating expenses	1,022,812	1,947,734	188,326

INCOME (LOSS) FROM OPERATIONS	(441,822)	(2,188,744)	159,586

OTHER INCOME (EXPENSE)
Interest income (expenses)	615	41	305
Other finance expenses	(1,240)	-	(612)
Impairment on prepaid investment	-	(651,973)	-
Other non-operating income (expense)	376	5,925	956
Total other income (expense), net	(249)	(646,007)	649

INCOME (LOSS) BEFORE INCOME TAXES	(442,071)	(2,834,751)	160,235

PROVISION FOR INCOME TAXES	-	-	19

NET INCOME ( LOSS)	(442,071)	(2,834,751)	160,216

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	197,747	(46,109)	(337,055)
COMPREHENSIVE INCOME (LOSS)
	(244,324)	(2,880,860)	(176,839)
WEIGHTED AVERAGE NUMBER OF

ORDINARY SHARES
Basic and diluted	22,354,793	22,354,793	20,161,287
EARNINGS (LOSS) PER SHARE

Basic and diluted	$(0.02)	$(0.13)	$0.01

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained	Accumulated
			Additional		earnings	other
	Ordinary shares		paid-in	Subscription	(Accumulated	comprehensive
	Shares	Amount	capital	receivable	Deficit)	income (loss)	Total
Balance, December 31, 2017	20,000,000	$2,000	$462,077	$-	$(125,432)	$12,922	$351,567
Registered capital contribution	-	-	3,759,766	-	-	-	3,759,766
Shares sold for cash	2,354,793	235	2,354,558	(2,354,793)	-	-	-
Net income					160,216		160,216
Foreign currency translation adjustments	-	-	-	-	-	(337,055)	(337,055)
Balance, December 31, 2018	22,354,793	$2,235	$6,576,401	$(2,354,793)	$34,784	$(324,133)	$3,934,494
Shares sold for cash	-	-	-	2,354,793	-	-	2,354,793
Net loss	-	-	-	-	(2,834,751)	-	(2,834,751)
Foreign currency translation adjustments	-	-	-	-	-	(46,109)	(46,109)
Balance, December 31, 2019	22,354,793	$2,235	$6,576,401	$-	$(2,799,967)	$(370,242)	$3,408,427
Net loss	-	-	-	-	(442,071)	-	(442,071)
Foreign currency translation adjustments	-	-	-	-	-	197,747	197,747
Balance, December 31, 2020	22,354,793	$2,235	$6,576,401	$-	$(3,242,038)	$(172,495)	$3,164,103

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(442,071)	$(2,834,751)	$160,216
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	8,640	5,445	2,644
Bad debt expenses	95,736	125,180	-
Impairment on prepaid investment	-	651,973	-
Change in operating assets and liabilities
Inventories	(117,909)	(1,122,391)	-
Accounts receivable	46,920	(118,507)	81,504
Accounts receivable - related parties	(372,930)	97,054	(104,664)
Other receivables	903,829	(926,167)	-
Other receivables - related parties	-	60,552	(63,204)
Prepayments - related parties	(672,448)	(353,437)	-
Prepayments and other current assets	356,969	2,820,285	(4,260,708)
Accounts payable	78,273	-	-
Other payables and accrued liabilities	3,496	(3,902)	8,542
Other payables - related parties	(3,913)	3,907	-
Taxes payable	9,047	44,204	24,284
Net cash used in operating activities	(106,360)	(1,550,555)	(4,151,386)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	(18,702)	(6,042)
Net cash used in investing activities	-	(18,702)	(6,042)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	-	-	3,582,420
Shares sold for cash	-	2,354,793	-
Advance from customer - related party	-	(578,888)	-
Net cash provided by financing activities	-	1,775,905	3,582,420

EFFECT OF EXCHANGE RATE ON CASH	8,700	(4,367)	(12,698)

CHANGES IN CASH	(97,660)	202,281	(587,706)

CASH AND CASH EQUIVALENT, beginning of year	249,430	47,149	634,855

CASH AND CASH EQUIVALENT, end of year	$151,770	$249,430	$47,149

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

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

The Company develops and operates its business through United Culture. Starting in June 2017, United Culture began generating revenue from organizing conferences and events for customers. Since early 2020, the Company has built and generated revenues from an additional line of business, livestreaming e-commerce. United Culture is the predecessor of United World BVI and operates all of the business of United World BVI prior to a restructuring (the “Restructuring”).

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

The balance sheet amounts, with the exception of equity, on December 31, 2020 and 2019, were translated at 6.5306 RMB and 6. 9632 RMB to $1.00, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to statements of operations and comprehensive income (loss) accounts for the years ended December 31, 2020, 2019 and 2018 were 6.9001 RMB, 6.9098 RMB and 6.6199 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods and, therefore, amounts reported on the statement of cash flows would not necessarily agree with changes in the corresponding balances on the consolidated balance sheet. The transactions dominated in HKD are immaterial.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks within the PRC. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

During the normal course of business, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable based on assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Bad debts are written off against the allowance after all collection efforts have ceased. For the years ended December 31, 2020, 2019 and 2018, the Company recorded bad debt expenses of $95,736, $125,180, and $0, respectively. The average collection term for accounts receivable was three to twelve months.

Inventories

Inventories consist of finished goods, including dietary supplements and cosmetic products ready for sale and are stated at the lower of cost or net realizable value. The Company values inventories using the weighted average costing method. The Company’s policy is to include as a part of inventories any freight incurred to ship the products from contract manufacturers to its warehouses. Outbound delivery costs for shipping to customers are considered period costs and reflected in selling, general and administrative expenses. The Company regularly review inventories and consider forecasts of future demand, market conditions and product obsolescence.

If the estimated realizable value of inventories is less than cost, the Company makes provisions to reduce its carrying value to its estimated market value. As of December 31, 2020 and 2019, the balance for the inventories totaled $1,312,153 and $1,113,783, respectively. There was no obsolescence reserve at December 31, 2020 and 2019, respectively.

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

As of December 31, 2020 and 2019, management believes no impairment charge is necessary.

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

Under ASC 840, leases were classified as either capital or operating, and the classification significantly impacted the effect the contract had on the company’s financial statements. Capital lease classification resulted in a liability that was recorded on a company’s balance sheet, whereas operating leases did not impact the balance sheet. Since the Company elected not to recast the prior year financial statements and the Company did not have any long term lease contracts prior to 2019, the Company did not have operating lease right-of-use asset or operating lease liabilities for prior year financial statements after the new adoption. As of December 31, 2020 and 2019, the Company had $67,330 and $121,777 of operating lease right-of-use asset and $67,330 and $121,777 of operating lease liabilities, respectively.

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

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. As of December 31, 2020 and 2019, there are no assets or liabilities that are measured and reported at fair value on a recurring basis.

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

The PRC operating companies were subject to value added tax (VAT) and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 3%. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Revenue is recognized net of VAT in the consolidated statement of operations. As of December 31, 2020 and 2019, the VAT payable was $95,918 and $80,993, respectively.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues and tax evasion, the statute of limitation is ten years and twenty years, respectively. The tax returns of the Company’s subsidiary and the PRC Operating Companies are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2020 and 2019, respectively.

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

There were no potentially dilutive securities outstanding as of December 31, 2020 and 2019, respectively.

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

Defined contribution plan

The full-time employees of the PRC Operating Companies are entitled to staff welfare benefits including medical care, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $4,704, $16,710, and $11,903, for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020 and 2019, the accrued contribution was $80 and $0, respectively.

Recently issued accounting pronouncements

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes. The update is intended to simplify the current rules regarding the accounting for income taxes and addresses several technical topics including accounting for franchise taxes, allocating income taxes between a loss in continuing operations and in other categories such as discontinued operations, reporting income taxes for legal entities that are not subject to income taxes, and interim accounting for enacted changes in tax laws. The new standard is effective for fiscal years beginning after December 15, 2020; however, early adoption is permitted. The Company does not expect the adoption of this standard have a material impact on the consolidated financial statements.

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

The carrying amount of the VIE’s assets and liabilities are as follows for the periods indicated:

	December 31, 2020	December 31, 2019
Total assets	$3,123,702	$2,997,148
Total liabilities	$187,111	$92,243

The operating results of the VIE are as follows for the years indicated:

	2020	2019	2018
Revenue	$1,010,435	$919,172	$1,085,454
Net profit (loss)	$(152,156)	$(2,111,710)	$160,216

Note 4 - Accounts receivable, net

Accounts receivable, net consisted of the following as of the date indicated:

	December 31, 2020	December 31, 2019
Accounts receivable	$208,341	$295,265
Accounts receivable - related parties	$451,030	$53,458
Less: allowance for doubtful accounts	$177,716	$125,180
Total accounts receivable, net	$481,656	$223,543

Bad debt expenses were $95,736, $125,180 and $0 for the years ended December 31, 20120, 2019 and 2018, respectively.

Note 5 – Other receivables, prepayments and other current assets

As of December 31, 2020 and 2019, other receivables were $24,036 and $919,342, respectively.

Prepayments and other current assets consisted of the following as of the date indicated:

	December 31, 2020	December 31, 2019
Deposit	$-	$5,714
Prepaid event costs	$-	$28,292
Prepaid software development fees	$271,799	$430,836
Prepaid product costs	$45,249	$97,010
Prepaid expenses	$121,605	$63,257
Total	$438,653	$625,109

Prepaid event costs consisted of payments made during planning stage and deposits to secure rooms and spaces for events and conferences. The event costs will be expensed upon performance of services and the excess amounts will be refunded.

Prepaid software development fees were made to unrelated parties for development of a soft media platform, applications, and films. As of the date of this report, the development had not been completed.

Prepaid product costs were made to several unrelated companies for products to be sold through live streaming channels.

Prepaid expenses primarily consisted of prepayment made for services.

Note 6 - Property and equipment, net

Property and equipment consisted of the following as of the date indicated:

	December 31, 2020	December 31, 2019
Office equipment and furniture	$23,198	$21,755
Leasehold improvements	$11,932	$11,192
Less: accumulated depreciation	$(20,147)	$(10,333)
Plant and equipment, net	$14,983	$22,614

Depreciation expenses were $8,640, $5,445 and $2,644 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2020	December 31, 2019
(a) JURV	$91,876	$-
(b) Xuete	$45,172	$-
(c) Sanshui Yijia	$188,573	$-
(d) Beijing Xuete	$29,400	$34,754
(e) Shenzhen Boruiju	$35,678	$-
(f) Dongguan Artist Network	$27,563	$-
(g) Hangzhou Guanding	$-	$-
(h) Hangzhou Jituji	$-	$-
(i) Wanshangbao	$15,160	$-
(j) Guizhou United World	$9,953	$18,704
(k) Huoerguosi Guoranfeifan	$7,656	$-

Total	$451,031	$53,458

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2020 and 2019. For the years ended December 31, 2020, 2019 and 2018, the Company recognized revenues of $374,199, $363,370 and $666,505, respectively, from related parties.

Prepayments - related parties

Prepayments to related parties were for consulting, marketing, IT services and future event organizing costs, which consisted of the following as of the dates indicated:

Name of related party	December 31, 2020	December 31, 2019
(a) JURV	$11,178	$-
(b) Xuete	$136,641	$125,119
(e) Shenzhen Boruiju	$633,842	$143,325
(f) Dongguan Artist Network	$22,001	$23,997
(g) Hangzhou Guanding	$12,204	$-
(h) Hangzhou Jituji	$5,068	$-
(i) Wanshangbao	$54,664	$10,900
(j) Guizhou United World	$20,283	$1,781
(k) Huoerguosi Guoranfeifan	$39,279	$45,604

Total	$935,160	$350,726

Other payables - related parties

Other payables to related parties at December 31, 2019 consisted of payment of $3,878 made by Mr. Hong Wang, the CEO and majority shareholder of the Company, on behalf of the Company. As of December 31, 2020, other payables to related parties was $0.

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

The Company’s PRC Operating Companies have an aggregate net operating loss carry forward available amounting to approximately $2.7 million to offset taxable income of the individual subsidiaries for the next ten years.

Uncertain tax positions

There were no unrecognized tax benefits as of December 31, 2020 and 2019, respectively. Management does not anticipate any potential future adjustments in the next twelve months, which would result in a material change to its tax positions. For periods presented, the Company did not incur any interest and penalties.

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

As of December 31, 2020 and 2019, the numbers of issued and outstanding shares of common stock were 22,354,793 and 22,354,793, respectively.

Restricted net assets

The registered capital of the VIE was RMB 23 million (approximately $3.6 million), which was fully paid in during the period ended June 30, 2018. As of December 31, 2020 and 2019, the VIE’s total paid in capital was $4,221,843 and $4,221,843, respectively.

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

As of December 31, 2020 and 2019, the PRC Operating Companies did not have any appropriation of retained earnings for their statutory reserves.

As a result of the foregoing restrictions, PRC Operating Companies are restricted in their ability to transfer their net assets to United World BVI. Foreign exchange and other regulation in the PRC may further restrict the PRC Operating Companies from transferring funds to United World BVI in the form of dividends, loans and advances. As of December 31, 2020 and 2019, amounts restricted are the net assets of the PRC Operating Companies, which amounted to $1,994,628 and $2,149,535, respectively.

Note 10 - Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

As of December 31, 2020 and 2019, $151,770 and $249,430 were deposited with various major financial institutions located in Hong Kong and PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the year ended December 31, 2020, one customer accounted for 10% of the Company’s total revenues. For the year ended December 31, 2019, none of the customers accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2018, three customers accounted for 47% of the Company’s total revenues. Revenues from related parties accounted for 37%, 40%, and 61% of the total revenues for the years ended December 31, 2020, 2019, and 2018.

For the year ended December 31, 2020, two suppliers accounted for 88% of the Company’s total purchases. For the year ended December 31, 2019, none of our suppliers accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2018, one supplier accounted for 38% of the Company’s total purchases.

Note 11 - Commitments and contingencies

Lease commitment

The Company has entered into a lease agreement for office with a lease period ranging from January 10, 2019 to January 9, 2022. Total commitment for the full term of the lease will be $199,085. After the adoption of ASC842, $67,330 and $121,777 of operating lease right-of-use asset and $67,330 and $121,777 of operating lease liabilities were reflected on the December 31, 2020 and 2019 financial statements.

Year Ended December 31, 2020
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$66,969

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2020	$66,969
Remaining lease term – operating leases (in years)	2.0
Average discount rate – operating leases	8%
The supplemental balance sheet information related to leases for the period is as follows:
Operating leases
Right-of-use assets	$67,330
Total operating lease assets	$67,330
Short-term operating lease liabilities	$67,330
Long-term operating lease liabilities	$-
Total operating lease liabilities	$67,330

Year Ended December 31, 2019
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$66,875

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2019	$57,712
Remaining lease term – operating leases (in years)	2.0
Average discount rate – operating leases	8%
The supplemental balance sheet information related to leases for the period is as follows:
Operating leases
Right-of-use assets	$121,777
Total operating lease assets	$121,777
Short-term operating lease liabilities	$58,630
Long-term operating lease liabilities	$63,147
Total operating lease liabilities	$121,777

Maturities of the Company’s lease liabilities are as follows:

Operating
Years ending December 31, 2021	Lease
2021	$70,758
Total lease payments	70,758
Less: Imputed interest/present value discount	(3,428)
Present value of lease liabilities	$67,330

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

Note 12 - Subsequent events

In an effort to contain or slow the COVID-19 outbreak, authorities across the world have implemented various measures, some of which have been subsequently rescinded or modified, including travel bans, stay-at-home orders and shutdowns of certain businesses. The Company anticipates that these actions and the global health crisis caused by the COVID-19 outbreak, including any resurgences, will continue to negatively impact global economic activity. While the COVID-19 outbreak has not been fully contained, the Company expects negative impact on the Company’s business will continue during 2021.

