Form 20-F
period 2021-12-31
United World Holding Group Ltd.
filed 2022-05-18
CIK 1763543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

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

Long IslandCity, NY 11109

(917) 828-1567

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 22,354,793 ordinary shares as of December 31, 2021.

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

2

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

●	United Culture Exchange (Beijing) Co., Ltd. (“United Culture”) (also referred to as 众联住我家数字文化发展（北京）有限公司 in China), a company formed under the laws of PRC and a variable interest entity (“VIE”);

              This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are United States dollars. The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2021 and 2020, were translated at 6.3559 RMB and 6. 5306 RMB to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019 were 6.4512 RMB, 6.9001 RMB, and 6.9098 RMB to $1.00, respectively. The transactions dominated in HKD are immaterial.

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

3

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

               Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3 - Key Information-Risk Factors,” “Item 4 - Information on the Company,” “Item 5 - Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

               The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

4

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

               Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

               Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

Overview

               Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this annual report beginning on page [*]. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

               As used in this annual report, (i) “variable interest entities” or “ VIE” refers to United Culture Exchange (Beijing) Co., Ltd., which is a company incorporated in the PRC; (ii) “WFOE” or “our wholly-owned PRC subsidiary” refers to Yunnan United World Enterprise Management Co., Ltd.,  or “United World WFOE”, our wholly-owned subsidiary incorporated in the PRC; (iii) “United World BVI” or “our holding company” refers to United World Holding Group Ltd., our British Virgin Islands holding company; and (iv) “we,” “us,” “our company,” or “our” refers to United World BVI and its subsidiary and, in the context of describing our operations and consolidated financial information, also include the VIE, unless the context otherwise requires.

Our Corporate Structure and Operations in China

               United World Holding Group Ltd. is not an operating company but a British Virgin Islands holding company with operations primarily conducted by its subsidiaries and variable interest entity, or VIE. As a result of a series of contractual arrangements, United World BVI and its relevant wholly-owned subsidiary become the primary beneficiary of the VIE for accounting purposes and treat them as PRC consolidated entities under U.S. GAAP. We consolidate the financial results of the in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in our ordinary shares are not purchasing equity interest in the VIE but instead are purchasing equity interest in United World BVI, a British Virgin Islands holding company.

               Our contractual arrangements with the VIE and its respective shareholders have not been tested in a court of law in the PRC and foreign investors may never be allowed to hold equity interests in the VIE and their subsidiaries under PRC laws and regulations. Chinese regulatory authorities could in the future disallow these agreements, which would likely affect our operations in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

               We and the VIE face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our independent registered public accounting firm, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Our ordinary shares may be delisted or trading in our ordinary shares would be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the PCAOB is unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong due to positions taken by Chinese authorities. The report, issued under Rule 6100, lists dozens of accounting firms based in Mainland China and Hong Kong subject to the determinations, including our independent registered public accounting firm. Under Rule 6100, the PCAOB will reassess its determinations at least annually. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Our auditor WWC, P.C., is not subject to the determinations announced by the PCAOB on December 16, 2021.

5

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC WFOE and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiary and our affiliated entity in China, including, among others, the business licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks related to Doing Business in China - If we fail to acquire, obtain or maintain applicable licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.”

Furthermore, in connection with our issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC WFOE and the VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks related to Doing Business in China - The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Recent Regulatory Actions by the PRC Government

Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, regulating overseas securities offering and listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign exchange.

●

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

●

The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.

6

●

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●

On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.

●

On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that data processors conducting the following activities to apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As the Draft Data Security Regulations was issued for public comments only, its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Draft Data Security Regulations is adopted in current form, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

7

●

On December 24, 2021, the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to such draft rules, PRC domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the regulatory requirements may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation or revoke relevant business or qualification licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

●

The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. On October 23, 2021, the SCNPC issued the draft amendments to the Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China” and “Item 4. Information on the Company - B. Business Overview - Regulation” in this annual report on Form 20-F.

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary.

United World BVI is permitted under the laws of the British Virgin Islands to provide funding to United World HK through loans or capital contributions without restrictions on the amount of the funds. United World HK is permitted under the respective laws of Hong Kong to provide funding to WFOE through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the British Virgin Islands.

United World BVI relies on dividends paid by its subsidiary for its working capital and cash needs, including the funds necessary to pay dividends to its shareholders. If United World BVI’s subsidiary incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to United World BVI.

As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, WFOE is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to United World HK as a dividend. We note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations;

2.

WFOE is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.

WFOE may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

As of the date of this annual report, United World BVI and its subsidiary have not distributed any earnings or settled any amounts owed under the previous VIE Agreements, nor does United World BVI and its subsidiary have any plan to distribute earnings or settle amounts in the foreseeable future. As of the date of this annual report, no transfers, dividends or distributions has been made between or among the holding company, its subsidiary, or to investors.

A. [reserved]

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

We had a net loss of $3,864,310, $442,071 and $2,834,751 for the fiscal year ended December 31, 2021, 2020 and 2019. If our costs increase as we start expanding our business and operations, we may continue to incur losses in the future.

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

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with United Culture and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIE constituted all of our revenues in 2021, 2020 and 2019.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which, in turn, could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the PRC laws and arbitration, litigation or other legal proceedings, and therefore will be subject to uncertainties in the PRC legal system. See “- Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC, and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief and claiming damages, which, we cannot assure, will be effective under the PRC laws. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the equity pledges according to the contractual arrangements may be impaired. If these disputes or proceedings are to impair our control over the VIE, we may not be able to continue to consolidate the VIE’s financial results, which would result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws, and any disputes would be resolved in accordance with the PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements and suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIE.

As part of our contractual arrangements with the VIE, the VIE holds certain assets, licenses and permits that are material to our business operations. The contractual arrangements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC, published draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the regulatory requirements may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation or revoke relevant business or qualification licenses. However, as of the date of this annual report, there is no timetable as to when these drafts will be enacted. Uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC governmental authorities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filings with or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to complete the filings or obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to complete the filings or seek approval from CSRC or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business in China primarily through the VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ordinary shares. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the PRC State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. See “- Risks Related to Doing Business in China - The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. If we fail to acquire, obtain or maintain applicable licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

United World WFOE and the VIE were formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. If we fail to acquire, obtain or maintain applicable licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

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

Risks Related to Our Ordinary Shares

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, WWC, P.C, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this prospectus, our auditors are not subject to the PCAOB determinations.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

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

We conduct our business through United Culture, the VIE, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

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

Cultural Event Planning

For family consumers

Based on our market study, although impacted by COVID-19 in recent years, we believe that there is an increasing demand from family consumers in China to organize events that are based on or derived from Chinese culture and family tradition, such as traditional Chinese wedding ceremony or Confucious-styled commencement. In order to fulfill these demands, we provide personalized event planning services and help design and organize events that reflect Chinese culture and family heritage.

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

Culture-Themed B&B Inns (to be launched)

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

Customers and Suppliers

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of our overall purchasing. For the year ended December 31, 2021, none of our suppliers accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2020, two suppliers accounted for 88% of the Company’s total purchases. For the year ended December 31, 2019, none of our suppliers accounted for more than 10% of the Company’s total purchases.

Customers

We consider our major customers to be those customers that accounted for more than 10% of our sales revenue. For the year ended December 31, 2021, none of the customers accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 10% of the Company’s total revenues. For the year ended December 31, 2019, none of the customers accounted for more than 10% of the Company’s total revenues. Revenues from related parties accounted for 0%, 37% and 40% of the total revenues for the years ended December 31, 2021, 2020, and 2019.

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

In March 1999, the National People’s Congress, the China legislature, passed the PRC Contract Law, of which Chapter 13 governs lease agreement. According to the PRC Contract Law, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor. See “Risk Factors - Risks Related to Our Business - The legal rights of us to use certain leased properties could be challenged by property owners or other third parties, which could prevent us from operating the affected B&B inns or increase the costs associated with operating these B&B inns.”

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which was amended on August 25, 2016. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. The Law of the PRC on Penalties for the Violation of Public Security Administration was promulgated on October 26, 2012 and entered into force on January 1, 2013. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to warnings, detention of between 10 and 15 days, or fines of RMB 500 to RMB 1,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations, forfeit of illegal gains, and, in serious circumstances, additional fines. See “Risk Factors - Risks Related to Our Business - We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation and subsequently amended the same on February 6, 2016, and on March 10, 2011, the Ministry of Health promulgated the Implementing Measures for the Public Area Hygiene Administration Regulation and the National Health and Family Planning Commission amended this regulation on January 19, 2016. According to these regulations, a hotel must obtain a public area hygiene license before opening for business. Pursuant to these regulations, hotels failing to obtain a public area hygiene license or comply with other requirements set forth in such regulations may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB 500 and RMB 30,000; or (iii) orders to suspend operations for rectification, or to revoke the public hygiene license. See “Risk Factors - Risks Related to Our Business - We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

With the purpose of guaranteeing food safety and safeguarding the health and life safety of the public, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which came into effect on July 20, 2009 and amended on February 6, 2016. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and the Administrative Measures on Food Safety Supervision in Food and Beverage Services. Both measures came into force on May 1, 2010. Pursuant to the above measures, providers of consumer food services are required to obtain a food catering service license, and are responsible for safety in food and beverage services. On July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License which was subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this measure, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA, promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. Also, the CFDA adopted the Announcement on Launching the Use of Food Business License which came into effect on September 30, 2015. Under above measures, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the PRC territory. The former food catering service or circulation license will be de-registered by the authority that has issued the license upon its expiration. However, a former food catering service or circulation license that does not expire will continue to be valid; if, during the validity period thereof, the food business operator applies for replacing it with food business license, the licensing authority shall make the replacement according to relevant provisions. Each of the restaurants run in our hotels is required to obtain a food business or food catering service or circulation license in order to offer food services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food service license may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB 50,000 and RMB 100,000 if the value of food illegally produced is less than RMB 10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB 10,000. See “Risk Factors - Risks Related to Our Business - We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on October 28, 2008. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the local fire prevention department of the public security authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the relevant fire prevention department; no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, and the use or operation of business; and (ii) fines between RMB 30,000 and RMB 300,000. Pursuant to the Administrative Regulations Concerning Supervision on the Fire Safety of Construction Projects and the Regulations Concerning Supervision and Inspection on Fire Safety, both as amended on July 17, 2012 and effective on November 11, 2012, for each hotel with a construction area of no less than 10,000 square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the fire prevention design documents to the fire prevention department of the public security authority for approval, and go through acceptance check on fire prevention and fire safety inspection on public assembly venues; for each hotel with a construction area of less than 10,000 square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the documents in relation to the fire prevention design and acceptance check on fire prevention to the fire prevention department of the public security authority for filing purpose, and go through fire safety inspection on public assembly venues. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate. See “Risk Factors - Risks Related to Our Business - We are subject to various hospitality, hygiene, safety and environmental laws and regulations that may subject us to liability.”

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

The SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Public Notice 7. If SAT Public Notice 7 is determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiary conducting the relevant transactions may be required to spend valuable resources to comply with SAT Public Notice 7 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7. See “Risk Factors - Risks Relating to Doing Business in the PRC - Under the PRC EIT Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders, and adversely affect our results of operations and the value of your investment.”

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

C. Organizational structure.

Below is a chart illustrating our current corporate structure:

D. Property, Plant and Equipment

Lease commitments

The Company has entered into a lease agreement for office with a lease period ranging from January 10, 2019 to January 9, 2022. Total commitment for the full term of the lease will be $199,085. Rent expenses for the years ended December 31, 2021, 2020 and 2019 were $71,629, $66,969 and $66,875, respectively. During the year ended December 31, 2021, due to the negative impact of the COVID-19 condition, the Company and the landlord terminated the lease agreement.

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2021, we had two registered copyright in China, one registered trademark in China, and owned two domain names.

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

We generated $375,912 in revenue for the year ended December 31, 2021, a decrease of 62.80%, compared to the year ended December 31, 2020, during which we generated $1,010,435 in revenue. We generated $919,172 in revenue for the year ended December 31, 2019.

Fiscal years 2021 and 2020 were special and difficult for our business because of the outbreak of COVID-19 and its consequent impacts. It was not until the fourth quarter that in-person gathering were permitted to take place with the attendance capped at 50 individuals. Nevertheless, we were able to derive a large portion of revenue from product sales via livestreaming and planning services for online events.

The following table presents an overview of our results of operations for the years ended December 31, 2021, 2020 and 2019:

	US dollars
	For the Year Ended December 31,
	2021	2020	2019
Service revenue - third parties	$375,912	$636,236	$555,802
Service revenue - related parties	-	374,199	363,370
Total revenue	375,912	1,010,435	919,172
Cost of revenue	(319,179)	(429,445)	(1,160,182)
Gross profit (loss)	56,733	580,990	(241,010)
Operating expenses:
Selling	187,976	347,443	532,920
General and administrative	3,791,194	675,369	1,414,814
Total operating expenses	3,979,170	1,022,812	1,947,734
Income (loss) from operations	(3,922,437)	(441,822)	(2,188,744)
Other income (expense)
Interest income (expenses)	(195)	615	41
Other finance expenses	(-)	(1,240)	-
Impairment on prepaid investment	-	-	(651,973)
Other non-operating income (expense)	58,322	376	5,925
Total other income (expense), net	(58,127)	(249)	(646,007)
Income (loss) before income taxes	(3,864,310)	(442,071)	(2,834,751)
Provision for income taxes	-	-	-
Net income (loss)	(3,864,310)	(442,071)	(2,834,751)

Revenue

We generated $375,912 in revenue for the fiscal year ended December 31, 2021, as compared to $1,010,435 and $919,172 for the years ended December 31, 2020 and 2019. While there was a steep decrease in revenue in 2021 derived from our remaining online livestreaming business, the impact of pandemic from the beginning of 2020 has weighted heavily on our existing business lines.

Cost of Revenue

Total cost of revenue was $319,179 for the fiscal year ended December 31, 2021, as compared to $429,445 and $1,160,182 for the years ended December 31, 2020 and 2019, respectively. Total cost as a percentage of revenue was 84.90% in 2021, in comparison of 42.50% and 126.22% in 2020 and 2019. The increase in total cost was because the relative high cost in comparison to the reduced revenue in 2021.

Gross profit

For the reasons discussed above, gross profit was $56,733 for the fiscal year ended December 31, 2021, as compared to gross profit of $580,990 and gross loss of $241,010 for the years ended December 31, 2020 and 2019, respectively.

Selling and Marketing Expenses

We incurred $187,976 in selling and marketing expenses for the fiscal year ended December 31, 2021, as compared to $347,443 and $532,920 for the years ended December 31, 2020 and 2019, respectively. The decrease in selling expenses was mainly due to reduced marketing and promotional expenses occurred in 2021 in comparison with that in 2020 and 2019.

General and Administrative expenses

We incurred $3,791,194 in general and administrative expenses for the fiscal year ended December 31, 2021, as compared to $675,369 and $1,414,814 for the years ended December 31, 2020 and 2019, respectively. The increase in general and administrative expenses was largely because increased bad debts written off occurred in 2021 as compared with that occurred in 2020.

Income from operations

Because of the factors described above, operating loss was $,3,922,437 for the fiscal year ended December 31, 2021, as compared to operating  loss of $441,822 and operating loss of $2,188,744 for the years ended December 31, 2020 and 2019, respectively.

Other income and expenses

For the fiscal year ended December 31, 2021, we had a total of $58,127 in other expenses mainly consisting of $58,322 of other non-operating income, as compared to a total other expense of $249 and a total other expense of $646,007 for the years ended December 31, 2020 and 2019, respectively.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2021 was $3,864,310, as compared to net losses of $442,071 and $2,834,751 for the years ended December 31, 2020 and 2019, respectively.

Foreign currency translation

Our foreign currency translation gain for the fiscal year ended December 31, 2021 was $22,521, as compared to foreign currency translation gain of $197,747 and loss of $46,109 for the years ended December 31, 2020 and 2019, respectively.

B. Liquidity and Capital Resources

Cash Flow Summary

The following table summarizes our statement of cash flows for the years ended December 31, 2021, 2020 and 2019.

	For the Years Ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,864,310)	$(442,071)	$(2,834,751)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	3,285	8,640	5,445
Bad debt expenses	-	95,736	125,180
Inventories written off	1,023,802	-
Impairment on prepayments	949,263	-	651,973
Change in operating assets and liabilities
Inventories	304,492	(117,909)	(1,122,391)
Accounts receivable	31,002	46,920	(118,507)
Accounts receivable - related parties	195,483	(372,930)	97,054
Other receivables	571	903,829	(926,167)
Other receivables - related parties	-	-	60,552
Prepayments - related parties	953,375	(672,448)	(353,437)
Prepayments and other current assets	(653,386)	356,969	2,820,285
Accounts payable	(12,091)	78,273	-
Advance from customers	1,018,208	-	-
Other payables and accrued liabilities	(9,510)	3,496	(3,902)
Other payables - related parties	7,285	(3,913)	3,907
Taxes payable	(57,386)	9,047	44,204
Net cash used in operating activities	(109,916)	(106,360)	(1,550,555)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	-	(18,702)
Net cash used in investing activities	-	-	(18,702)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	-	-	-
Shares sold for cash	-	-	2,354,793
Advance from customer - related party	-	-	(578,888)
Net cash provided by financing activities	-	-	1,775,905

EFFECT OF EXCHANGE RATE ON CASH	2,551	8,700	(4,367)

CHANGES IN CASH	(107,365)	(97,660)	202,281

CASH AND CASH EQUIVALENT, beginning of year	151,770	249,430	47,149

CASH AND CASH EQUIVALENT, end of year	$44,405	$151,770	$249,430

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Operating Activities:

Net cash used in operating activities for the fiscal year ended December 31, 2021 was $109,916, as compared to net cash of $106,360 and $1,550,555 used for the years ended December 31, 2020 and 2019.

Investing Activities:

There was no cash used in investing activities for the fiscal year ended December 31, 2021 and 2020, as compared to net cash of $18,702 used for the year ended December 31, 2019.

Financing Activities:

There was no cash provided by financing activities for the fiscal year ended December 31, 2021 and 2020, as compared to net cash of $1,775,905 provided for the year ended December 31, 2019.

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

We don’t have any major contractual obligation outstanding as of December 31, 2021:

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date of this annual report:

Name	Age	Position(s)
Hong Wang	46	Sole Director, CEO and CFO

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

52

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

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal years ended December 31, 2021 and 2020 earned by or paid to the chief executive officer and the chief financial officer of the Company, its subsidiaries and VIE, whose total compensation exceeded $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Hong Wang(1)	2021	6,812	0	0	0	0	0	0	6,812
CEO, CFO and Sole Director of United World BVI and United Culture	2020	6,812	0	0	0	0	0	0	6,812

(1)	Hong Wang is the CEO, CFO and Sole Director of United World BVI since July 5, 2018 and the CEO, CFO and Sole Director of United Culture since October 1, 2018.

Agreements with Current Executive Officer

On June 1, 2018, United World entered into a consulting agreement with Hong Wang, our CEO, CFO and sole director. The agreement provides a term from July 5, 2018 to July 4, 2021 and did not provide for compensation. United World is in the process of extending the consulting agreement with Hong Wang.

On September 1, 2018, United Culture entered into a consulting agreement with Hong Wang, its CEO, CFO and sole director. The agreement provides a term from October 1, 2018 to September 30, 2021, with a monthly salary of RMB 2,000 and an annual bonus of 1% of the total net income of the United Culture. For the years ended December 31, 2020 and 2019, Hong Wang received $6,812 and $3,447, respectively, as compensation from United Culture or United World BVI. United Culture is in the process of extending the consulting agreement with Hong Wang.

Compensation of Director

For the fiscal years ended December 31, 2021, 2020 and 2019, we did not pay compensation to Wang Hong in his capacity as our sole director.

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

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2021	December 31, 2020

(a) JURV	$94,400	$91,876
(b) Xuete	$-	$45,172
(c) Sanshui Yijia	$99,951	$188,573
(d) Beijing Xuete	$-	$29,400
(e) Shenzhen Boruiju	$26,432	$35,678
(f) Dongguan Artist Network	$28,651	$27,563
(i) Wanshangbao	$15,576	$15,160
(j) Guizhou United World	$-	$9,953
(k) Huoerguosi Guoranfeifan	$-	$7,656

Total	$265,010	$451,031

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2020 and 2019. During the year ended December 31, 2021, the Company did not have event organizing activities due to the negative impact of COVID-19 conditions. For the years ended December 31, 2021, 2020 and 2019, the Company recognized revenues of $0, $374,199 and $363,370, respectively, from related parties.

Prepayments - related parties

Prepayments to related parties were for consulting, marketing, IT services and future event organizing costs, which consisted of the following as of the dates indicated:

Name of related party	December 31, 2021	December 31, 2020
(a) JURV	$-	$11,178
(b) Xuete	$-	$136,641
(e) Shenzhen Boruiju	$-	$633,842
(f) Dongguan Artist Network	$-	$22,001
(g) Hangzhou Guanding	$-	$12,204
(h) Hangzhou Jituji	$-	$5,068
(i) Wanshangbao	$-	$54,664
(j) Guizhou United World	$-	$20,283
(k) Huoerguosi Guoranfeifan	$-	$39,279

Total	$-	$935,160

During the year ended December 31, 2021, the balance of prepayment as of December 31, 2020 was expensed to general and administrative expenses.

 Advance from customer - related parties

During the year ended December 31, 2021, Xuete, the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 92.0% equity interest, made advance payments to the Company for livestreaming platform services. As of December 31, 2021, Advance from related parties was $1,033,473.

Other payables - related parties

Other payables to related parties at December 31, 2021 consisted of payment of $7,395 made by Mr. Hong Wang, the CEO and majority shareholder of the Company, on behalf of the Company. As of December 31, 2020, other payables to related parties was $0.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

B. Significant Changes

Please refer to “Item 4. Information of the Company - B. Business Overview - Recent Development.”

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

D. Exchange controls

See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Foreign Currency Exchange.”

E. Taxation

See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Tax.”

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association-” for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2021, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

TAAD LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2019. Audit services provided by TAAD LLP for fiscal years ended December 31, 2019 were the examination of the consolidated financial statements of the Company.

WWC, P.C was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2021 and 2020. Audit services provided by WWC, P.C for fiscal years ended December 31, 2021 and 2020 were the examination of the consolidated financial statements of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TAAD LLP’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2019 were $60,000, excluding travel and other out-of-pocket expenses.

WWC, P.C’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2021 and 2020 were 55,000, and $55,000, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

TAAD LLP did not provide audit related service during the fiscal year ended December 31, 2019.

WWC, P.C. did not provide audit related service during the fiscal year ended December 31, 2021 and 2020.

Tax Fees

TAAD LLP did not provide tax services for the fiscal year ended December 31, 2019.

WWC, P.C. did not provide tax services for the fiscal years ended December 31, 2021 and 2020.

All Other Fees

The Company has not paid TAAD LLP for any other services in fiscal year ended December 31, 2019

The Company has not paid WWC, P.C. for any other services in fiscal years ended December 31, 2021 and 2020.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2021 that were attributed to work performed by persons other than WWC, P.C.’s full-time permanent employees was nil.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E . [SS25] PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2021.

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

United World Holding Group Ltd.

Date: May 18, 2022	By:	/s/ Hong Wang
	Name:	Hong Wang
	Title:	Chief Executive Officer Chief Financial Officer and Sole Director (Principal Executive Officer and Principal Accounting and Financial Officer)

UNITED WORLD HOLDING GROUP LTD.

68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
United World Holding Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United World Holding Group Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

PCAOB NO.: 1171

We have served as the Company’s auditor since 2021.

San Mateo, California

May 16, 2022

To: The Board of Directors and Stockholders of

United World Holding Group Ltd. And Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of United World Holding Group Ltd. and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States.

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

/s/ TAAD LLP

We served as the Company’s auditor from 2018 to 2021

Diamond Bar, California

July 29, 2020

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS
Current assets
Cash and cash equivalent	$44,405	$151,770
Accounts receivable, net	-	30,625
Accounts receivable - related parties, net	265,010	451,031
Inventories	-	1,312,153
Other receivables	17,602	24,036
Prepayments - related parties	-	935,160
Prepayments and other current assets	150,392	438,653

Total current assets	477,409	3,343,428

Property and equipment, net	5,249	14,983
Right of use asset	-	67,330

Total assets	$482,658	$3,425,741

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (all balances are included in the consolidated VIE and are without recourse to UWHG)	72,702	82,702
Other payables and accrued liabilities (all balances are included in the consolidated VIE and are without recourse to UWHG)	6,467	15,688
Other Payables - related parties (all balances are included in the consolidated VIE and are without recourse to UWHG)	7,395	-
Advance from customers - related parties (all balances are included in the consolidated VIE and are without recourse to UWHG)	1,033,473	-
Taxes payable (all balances are included in the consolidated VIE and are without recourse to UWHG)	40,307	95,918
Lease liability - current (all balances are included in the consolidated VIE and are without recourse to UWHG)	-	67,330

Total current liabilities	1,160,344	261,638

Lease liability - non current (all balances are included in the consolidated VIE and are without recourse to UWHG)	-	-

Total liabilities	1,160,344	261,638

Commitments and contingency	-	-

Stockholders' Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,354,793 shares issued and outstanding at December 31, 2019 and 2018	2,235	2,235
Additional paid-in capital	6,576,401	6,576,401
Retained earnings (Accumulated deficit)	(7,106,348)	(3,242,038)
Accumulated other comprehensive income (loss)	(149,974)	(172,495)
Total equity	(677,686)	3,164,103

Total liabilities and equity	$482,658	$3,425,741

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2021	2020	2019

SERVICE REVENUE - third parties	$375,912	$636,236	$555,802
SERVICE REVENUE - related parties	-	374,199	363,370
TOTAL REVENUE	375,912	1,010,435	919,172

COST OF REVENUE	319,179	429,445	1,160,182

GROSS PROFIT (LOSS)	56,733	580,990	(241,010)

OPERATING EXPENSES:
Selling	187,976	347,443	532,920
General and administrative	3,791,194	675,369	1,414,814

Total operating expenses	3,979,170	1,022,812	1,947,734

LOSS FROM OPERATIONS	(3,922,437)	(441,822)	(2,188,744)

OTHER INCOME (EXPENSE)
Interest income (expenses)	(195)	615	41
Other finance expenses	-	(1,240)	-
Impairment on prepaid investment	-	-	(651,973)
Other non-operating income (expense)	58,322	376	5,925
Total other income (expense), net	58,127	(249)	(646,007)

LOSS BEFORE INCOME TAXES	(3,864,310)	(442,071)	(2,834,751)

PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	(3,864,310)	(442,071)	(2,834,751)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	22,521	197,747	(46,109)

COMPREHENSIVE LOSS	(3,841,789)	(244,324)	(2,880,860)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	22,354,793	22,354,793	22,354,793

LOSS PER SHARE
Basic and diluted	$(0.17)	$(0.02)	$(0.13)

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated
			Additional			other
	Ordinary shares		paid-in	Subscription	Retained	comprehensive
	Shares	Amount	capital	receivable	earnings	income (loss)	Total
Balance, December 31, 2018	22,354,793	$2,235	$6,576,401	$(2,354,793)	$34,784	$(324,133)	$3,934,494
Shares sold for cash				2,354,793			2,354,793
Net loss					(2,834,751)		(2,834,751)
Foreign currency translation adjustments						(46,109)	(46,109)
Balance, December 31, 2019	22,354,793	$2,235	$6,576,401	$-	$(2,799,967)	$(370,242)	$3,408,427
Net loss					(442,071)		(442,071)
Foreign currency translation adjustments						197,747	197,747
Balance, December 31, 2020	22,354,793	$2,235	$6,576,401	$-	$(3,242,038)	$(172,495)	$3,164,103
Net loss					(3,864,310)		(3,864,310)
Foreign currency translation adjustments						22,521	22,521
Balance, December 31, 2021	44,709,586	$2,235	$6,576,401	$-	$(7,106,348)	$(149,974)	$(677,686)

UNITED WORLD HOLDING GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,864,310)	$(442,071)	$(2,834,751)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	3,285	8,640	5,445
Bad debt expenses	-	95,736	125,180
Inventories written off	1,023,802	-
Impairment on prepaid investment	949,263	-	651,973
Change in operating assets and liabilities
Inventories	304,492	(117,909)	(1,122,391)
Accounts receivable	31,002	46,920	(118,507)
Accounts receivable - related parties	195,483	(372,930)	97,054
Other receivables	571	903,829	(926,167)
Other receivables - related parties	-	-	60,552
Prepayments - related parties	953,375	(672,448)	(353,437)
Prepayments and other current assets	(653,386)	356,969	2,820,285
Accounts payable	(12,091)	78,273	-
Advance from customers	1,018,208	-	-
Other payables and accrued liabilities	(9,510)	3,496	(3,902)
Other payables - related parties	7,285	(3,913)	3,907
Taxes payable	(57,386)	9,047	44,204
Net cash used in operating activities	(109,916)	(106,360)	(1,550,555)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	-	(18,702)
Net cash used in investing activities	-	-	(18,702)

CASH FLOWS FROM FINANCING ACTIVITIES:
Registered capital contribution	-	-	-
Shares sold for cash	-	-	2,354,793
Advance from customer - related party	-	-	(578,888)
Net cash provided by financing activities	-	-	1,775,905

EFFECT OF EXCHANGE RATE ON CASH	2,551	8,700	(4,367)

CHANGES IN CASH	(107,365)	(97,660)	202,281

CASH AND CASH EQUIVALENT, beginning of year	151,770	249,430	47,149

CASH AND CASH EQUIVALENT, end of year	$44,405	$151,770	$249,430

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

UNITED WORLD HOLDING GROUP LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and For the years ended December 31, 2021, 2020 and 2019

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

Going concern

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The Company’s consolidated financial statements have been prepared assuming that we will continue as a going concern. Such assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms to the Company, or which may not be available at all. If such financing is not available on satisfactory terms, the Company may be unable to continue its business as desired and the operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on the Company and/or its stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting its operating flexibility. If the Company issue equity securities to raise additional funds, the percentage ownership of its existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of its common stock.

In addition, in an effort to contain or slow the COVID-19 outbreak, authorities across the world have implemented various measures, some of which have been subsequently rescinded or modified, including travel bans, stay-at-home orders and shutdowns of certain businesses. The Company anticipates that these actions and the global health crisis caused by the COVID-19 outbreak, including any resurgences, will continue to negatively impact global economic activity. While the COVID-19 outbreak has not been fully contained, the Company expects negative impact on the Company’s business will continue during 2022.

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

The balance sheet amounts, with the exception of equity, on December 31, 2021 and 2020, were translated at 6.3559 RMB and 6. 5306 RMB to $1.00, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to statements of operations and comprehensive income (loss) accounts for the years ended December 31, 2021, 2020 and 2019 were 6.4512 RMB, 6.9001 RMB, and 6.9098 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods and, therefore, amounts reported on the statement of cash flows would not necessarily agree with changes in the corresponding balances on the consolidated balance sheet. The transactions dominated in HKD are immaterial.

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

If the estimated realizable value of inventories is less than cost, the Company makes provisions to reduce its carrying value to its estimated market value. As of December 31, 2021 and 2020, the balance for the inventories totaled $0 and $1,312,153, respectively. During the year ended December 31, 2021, the Company wrote off $1,023,802 of its inventories due to obsolescence and expiration of the products. There was no obsolescence reserve at December 31, 2020.

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

As of December 31, 2021 and 2020, management believes no impairment charge is necessary.

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

Under ASC 840, leases were classified as either capital or operating, and the classification significantly impacted the effect the contract had on the company’s financial statements. Capital lease classification resulted in a liability that was recorded on a company’s balance sheet, whereas operating leases did not impact the balance sheet. Since the Company elected not to recast the prior year financial statements and the Company did not have any long term lease contracts prior to 2019, the Company did not have operating lease right-of-use asset or operating lease liabilities for prior year financial statements after the new adoption. As of December 31, 2021 and 2020, the Company had  $0 and $67,330 of operating lease right-of-use asset and $0 and $67,330 of operating lease liabilities, respectively.

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

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. As of December 31, 2021 and 2020, there are no assets or liabilities that are measured and reported at fair value on a recurring basis.

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

The Company has recognized its revenues following the guidance by performing the five steps analysis:

Step 1: Identify the contract

Step 2: Identify the performance obligations

Step 3: Determine the transaction price

Step 4: Allocate the transaction price

Step 5: Recognize revenue

The PRC operating companies were subject to value added tax (VAT) and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was

3%. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Revenue is recognized net of VAT in the consolidated statement of operations. As of December 31, 2021 and 2020, the VAT payable was $40,307 and $95,918, respectively.

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

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues and tax evasion, the statute of limitation is ten years and twenty years, respectively. The tax returns of the Company’s subsidiary and the PRC Operating Companies are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2021 and 2020, respectively.

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

There were no potentially dilutive securities outstanding as of December 31, 2021 and 2020, respectively.

The following table sets forth the computation of basic and diluted earnings per share for the years presented:

	2021	2020	2019
Numerator:
Net loss	$(3,864,310)	$(442,071)	$(2,834,751)

Denominator:
Weighted-average shares used in computing basic and diluted earnings per share
Basic and Diluted	22,354,793	22,354,793	22,354,793

Earnings per share:
Basic and Diluted	$(0.17)	$(0.02)	$(0.13)

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

Defined contribution plan

The full-time employees of the PRC Operating Companies are entitled to staff welfare benefits including medical care, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $6,174, $4,704, and $16,710, for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, the accrued contribution was $461 and $80, respectively.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The update is intended to simplify the current rules regarding the accounting for income taxes and addresses several technical topics including accounting for franchise taxes, allocating income taxes between a loss in continuing operations and in other categories such as discontinued operations, reporting income taxes for legal entities that are not subject to income taxes, and interim accounting for enacted changes in tax laws. The new standard is effective for fiscal years beginning after December 15, 2020; however, early adoption is permitted. The Company does not expect the adoption of this standard have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 - Variable interest entities

On December 5, 2018, United World WFOE entered into the Contractual Arrangements with United Culture. The significant terms of the Contractual Arrangements are summarized in “Note 1 - Nature of business and organization”. As a result of the Contractual Arrangements, the Company classifies United Culture as a VIE.

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

The carrying amount of the VIE’s assets and liabilities are as follows for the periods indicated:

	December 31, 2021	December 31, 2020
Total assets	$434,875	$3,123,702
Total liabilities	$1,152,950	$187,111

The operating results of the VIE are as follows for the years indicated:

	2021	2020	2019
Revenue	$375,912	$1,010,435	$919,172
Net profit (loss)	$(3,680,184)	$(152,156)	$(2,111,710)

The cash flow information of the VIE are as follows for the years indicated:

	2021	2020	2019
Net cash provided by (used in) operating activities	$(100,992)	$97,005	$562,432
Net cash provided by (used in) investing activities	$-	$-	$(18,702)
Net cash provided by (used in) financing activities	$-	$-	$(578,888)

Note 4 - Accounts receivable, net

Accounts receivable, net consisted of the following as of the date indicated:

	December 31, 2021	December 31, 2020
Accounts receivable	$101,179	$208,341
Accounts receivable - related parties	$265,010	$451,030
Less: allowance for doubtful accounts	$101,179	$177,716
Total accounts receivable, net	$265,010	$481,656

During the year ended December 31, 2021, the Company wrote off $76,537 of uncollectible accounts receivable against allowance for doubtful accounts. Bad debt expenses were $0, $95,736 and $125,180 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 5 - Other receivables, prepayments and other current assets

As of December 31, 2021 and 2020, other receivables were $17,602 and $24,036, respectively.

Prepayments and other current assets consisted of the following as of the date indicated:

	December 31, 2021	December 31, 2020

Prepaid software development fees	$125,867	$271,799
Prepaid product costs	$-	$45,249
Prepaid expenses	$24,525	$121,605
Total	$150,392	$438,653

Prepaid software development fees were made to unrelated parties for development of a soft media platform, applications, and films. As of the date of this report, the development had not been completed.

Prepaid product costs were made to several unrelated companies for products to be sold through live streaming channels.

Prepaid expenses primarily consisted of prepayment made for services.

Note 6 - Property and equipment, net

Property and equipment consisted of the following as of the date indicated:

	December 31, 2021	December 31, 2020
Office equipment and furniture	$23,835	$23,198
Leasehold improvements	$-	$11,932
Less: accumulated depreciation	$(18,586)	$(20,147)
Plant and equipment, net	$5,249	$14,983

Depreciation expenses were $3,285, $8,640 and $5,445 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

(f) Dongguan Artist Network Technology Co., Ltd. (“Dongguan Artist Network”), the entity in which the Company’s majority shareholder, Mr. Hong Wang owns 54% equity interest until August 2020.

(g) Hangzhou Guanding Education Information Consulting Co., Ltd. (“Hangzhou Guanding”), the entity in which the Company’s majority shareholder, Mr. Hong Wang and his spouse, Ms. Chunxue Zhou, beneficially own 8.43% equity interest until April 2020.

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

Accounts receivable - related parties

Accounts receivable from related parties consisted of the following as of the dates indicated:

Name of related party	December 31, 2021	December 31, 2020

(a) JURV	$94,400	$91,876
(b) Xuete	$-	$45,172
(c) Sanshui Yijia	$99,951	$188,573
(d) Beijing Xuete	$-	$29,400
(e) Shenzhen Boruiju	$26,432	$35,678
(f) Dongguan Artist Network	$28,651	$27,563
(i) Wanshangbao	$15,576	$15,160
(j) Guizhou United World	$-	$9,953
(k) Huoerguosi Guoranfeifan	$-	$7,656

Total	$265,010	$451,031

Accounts receivable from related parties were resulted from events organized during the years ended December 31, 2020 and 2019. During the year ended December 31, 2021, the Company did not have event organizing activities due to the negative impact of COVID-19 conditions. For the years ended December 31, 2021, 2020 and 2019, the Company recognized revenues of $0, $374,199 and $363,370, respectively, from related parties.

Prepayments - related parties

Prepayments to related parties were for consulting, marketing, IT services and future event organizing costs, which consisted of the following as of the dates indicated:

Name of related party	December 31, 2021	December 31, 2020
(a) JURV	$-	$11,178
(b) Xuete	$-	$136,641
(e) Shenzhen Boruiju	$-	$633,842
(f) Dongguan Artist Network	$-	$22,001
(g) Hangzhou Guanding	$-	$12,204
(h) Hangzhou Jituji	$-	$5,068
(i) Wanshangbao	$-	$54,664
(j) Guizhou United World	$-	$20,283
(k) Huoerguosi Guoranfeifan	$-	$39,279

Total	$-	$935,160

During the year ended December 31, 2021, the balance of prepayment as of December 31, 2020 was expensed to general and administrative expenses.

 Advance from customer - related parties

During the year ended December 31, 2021, Xuete, the entity in which the Company’s shareholder, Ms. Chunxue Zhou, spouse of Mr. Hong Wang, owns 92.0% equity interest, made advance payments to the Company for livestreaming platform services. As of December 31, 2021, Advance from related parties was $1,033,473.

Other payables - related parties

Other payables to related parties at December 31, 2021 consisted of payment of $7,395 made by Mr. Hong Wang, the CEO and majority shareholder of the Company, on behalf of the Company. As of December 31, 2020, other payables to related parties was $0.

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

The Company’s PRC Operating Companies have an aggregate net operating loss carry forward available amounting to approximately $6.6 million to offset taxable income of the individual subsidiaries for the next ten years.

Uncertain tax positions

There were no unrecognized tax benefits as of December 31, 2021 and 2020, respectively. Management does not anticipate any potential future adjustments in the next twelve months, which would result in a material change to its tax positions. For periods presented, the Company did not incur any interest and penalties.

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

As of December 31, 2021 and 2020, the numbers of issued and outstanding shares of common stock were 22,354,793 and 22,354,793, respectively.

Restricted net assets

The registered capital of the VIE was RMB 23 million (approximately $3.6 million), which was fully paid in during the period ended June 30, 2018. As of December 31, 2021 and 2020, the VIE’s total paid in capital was $4,221,843 and $4,221,843, respectively.

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

As of December 31, 2021 and 2020, the PRC Operating Companies did not have any appropriation of retained earnings for their statutory reserves.

As a result of the foregoing restrictions, PRC Operating Companies are restricted in their ability to transfer their net assets to United World BVI. Foreign exchange and other regulation in the PRC may further restrict the PRC Operating Companies from transferring funds to United World BVI in the form of dividends, loans and advances. As of December 31, 2021 and 2020, amounts restricted are the net assets of the PRC Operating Companies, which amounted to ($1,913,165) and $1,994,628 respectively.

Note 10 - Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

As of December 31, 2021 and 2020, $44,405 and $151,770 were deposited with various major financial institutions located in Hong Kong and PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the year ended December 31, 2021, none of the customers accounted for more than 10% of the Company’s total revenues.  For the year ended December 31, 2020, one customer accounted for 10% of the Company’s total revenues. For the year ended December 31, 2019, none of the customers accounted for more than 10% of the Company’s total revenues.  Revenues from related parties accounted for 0%, 37%, and 40% of the total revenues for the years ended December 31, 2021, 2020, and 2019.

For the year ended December 31, 2021, none of our suppliers accounted for more than 10% of the Company’s total purchases.. For the year ended December 31, 2020, two suppliers accounted for 88% of the Company’s total purchases. For the year ended December 31, 2019, none of our suppliers accounted for more than 10% of the Company’s total purchases.

Note 11 - Commitments and contingencies

Lease commitment

The Company has entered into a lease agreement for office with a lease period ranging from January 10, 2019 to January 9, 2022. Total commitment for the full term of the lease will be $199,085. After the adoption of ASC842, $67,330 and $121,777 of operating lease right-of-use asset and $67,330 and $121,777 of operating lease liabilities were reflected on the December 31, 2020 and 2019 financial statements. During the year ended December 31, 2021, due to the negative impact of the COVID-19 condition, the Company and the landlord mutually terminated the lease agreement and derecognized the lease right of use asset and lease liability without any gain or loss. For the year ended December 31, 2021, the Company recorded rental expense of $71,629.

Year Ended December 31, 2020
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$66,969

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2020	$66,969
Remaining lease term - operating leases (in years)	2.0
Average discount rate - operating leases	8%
The supplemental balance sheet information related to leases for the period is as follows:
Operating leases
Right-of-use assets	$67,330
Total operating lease assets	$67,330
Short-term operating lease liabilities	$67,330
Long-term operating lease liabilities	$-
Total operating lease liabilities	$67,330

Year Ended December 31, 2019
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$66,875

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2019	$57,712
Remaining lease term - operating leases (in years)	2.0
Average discount rate - operating leases	8%
The supplemental balance sheet information related to leases for the period is as follows:
Operating leases
Right-of-use assets	$121,777
Total operating lease assets	$121,777
Short-term operating lease liabilities	$58,630
Long-term operating lease liabilities	$63,147
Total operating lease liabilities	$121,777

Maturities of the Company’s lease liabilities are as follows:

Operating
Years ending December 31, 2021	Lease
2022	$-
Total lease payments	-
Less: Imputed interest/present value discount	-
Present value of lease liabilities	$-

Contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition, or results of operations.

Note 12 - Subsequent events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is May 16, 2022. All subsequent events requiring recognition as of December 31, 2021 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855.

